Exhibit 99.2

Notice of Annual General Meeting of Shareholders of New Gold Inc. and Management Information Circular April 7, 2010

NEW GOLD INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS GIVEN that the Annual General Meeting of Shareholders (“Meeting”) of New Gold Inc. (“New Gold” or “the Company”) will be held at the Toronto Board of Trade, West Ballroom, First Canadian Place, Toronto, Ontario, on Thursday, May 6, 2010 at 4:00 pm (Eastern Time), for the following purposes:

(a)	to receive and consider the audited consolidated financial statements of New Gold for the financial year ended December 31, 2009 and the report of the auditors thereon;

(b)	to set the size of the board of directors of New Gold to nine directors;

(c)	to elect the directors of New Gold for the ensuing year;

(d)	to appoint Deloitte & Touche LLP as auditors of New Gold for the ensuing year and to authorize the directors to fix their remuneration; and

(e)	to transact such other business as may properly come before the Meeting or any adjournment.

This notice is accompanied by a management information circular, either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders, and, for those registered shareholders who so requested, a copy of the audited consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) of New Gold for the financial year ended December 31, 2009. Shareholders are able to request to receive copies of New Gold’s annual and/or interim financial statements and MD&A by marking the appropriate box on the form of proxy or voting instruction form, as applicable. The audited consolidated financial statements and MD&A of New Gold for the financial year ended December 31, 2009 are being sent to those shareholders who have previously requested to receive them. Otherwise, they are available on request to New Gold or they can be found on SEDAR at www.sedar.com, on the United States Securities and Exchange Commission website at www.sec.gov, or on New Gold’s website at www.newgold.com.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy or voting instruction form so that as many shareholders as possible may be represented at the Meeting.

The board of directors of New Gold has by resolution fixed April 1, 2010 as the record date, being the date for the determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment.

The board of directors of New Gold has by resolution fixed 4:00 pm (Eastern Time) on May 4, 2010, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting, as the time before which proxies to be used or acted upon at the Meeting or any adjournment shall be deposited with New Gold’s transfer agent.  Late proxies may be accepted or rejected by the Chairman in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

DATED at Vancouver, British Columbia this 7th day of April, 2010.

By Order of the Board of Directors

/s/ Robert Gallagher

Robert Gallagher
President and Chief Executive Officer

 NEW GOLD INC.

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

This management information circular (“Circular”) is furnished to the holders of common shares (“shareholders”) of New Gold Inc. (“New Gold” or “the Company”) in connection with the solicitation of proxies by the management of New Gold for use at the annual general meeting (“Meeting”) of shareholders of New Gold to be held at the time and place and for the purposes set out in the accompanying Notice of Meeting. References in this Circular to the Meeting include any adjournment or adjournments.  While it is expected that the solicitation will be made by mail, proxies may be solicited personally or by telephone by directors, officers and employees of New Gold. All costs of this solicitation will be borne by New Gold.

The board of directors of New Gold (“Board”) has fixed April 1, 2010 as the record date, being the date for the determination of the shareholders entitled to receive notice of, and to vote at, the Meeting.  Duly completed and executed proxies must be received by New Gold’s transfer agent at the address indicated on the enclosed envelope no later than 4:00 pm (Eastern Time) on May 4, 2010, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

Unless otherwise stated, the information contained in this Circular is as at April 7, 2010.  All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “C$”.  Unless otherwise stated, any United States dollar amounts which have been converted from Canadian dollars have been converted at an exchange rate of C$1.00 = US$ 0.876, being the average rate for 2009.

Appointment of Proxies

The persons named in the enclosed form of proxy are officers and/or directors of New Gold.  A shareholder desiring to appoint some other person, who need not be a shareholder, to represent such shareholder at the Meeting, may do so by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy at the office of New Gold’s transfer agent indicated on the enclosed envelope no later than 4:00 pm (Eastern Time) on May 4, 2010, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointed proxy holder is to vote with respect to any specific item by checking the appropriate space.  If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank.  The shares represented by the proxy submitted by a shareholder will be voted or withheld from voting in accordance with the directions, if any, given in the proxy.

Revocation of Proxies

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and deposited either at the registered office of New Gold (New Gold Inc., 3110-666 Burrard Street, Vancouver, British Columbia, V6C 2X8, Attention: Corporate Secretary) at any time up to and including the last business day before the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening or in any other manner permitted by law. A revocation of a proxy does not affect any matter on which a vote has been taken before the revocation.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them.  In the absence of such direction, such shares will be voted in favour of the passing of all the resolutions described below.  The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the time of printing of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting.  However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Non-Registered Shareholders

Only registered shareholders of New Gold or the persons they appoint as their proxies are permitted to vote at the Meeting.  Most shareholders of New Gold are “non-registered” shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares of New Gold (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant.  In accordance with applicable securities law requirements, New Gold will have distributed copies of the Notice of Meeting, this Circular and the form of proxy (which includes a place to request copies of New Gold’s annual and/or interim financial statements and MD&A or to waive the receipt of the annual and/or interim financial statements and MD&A) (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them.  Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(i)
be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow.  Typically, the voting instruction form will consist of a one page pre-printed form; or

(ii)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy.  In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with New Gold Inc., c/o Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of New Gold they beneficially own.  Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided.  In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven days before the Meeting.

Voting Securities and Principal Shareholders

As at April 6, 2010, 389,287,776 common shares (the “Common Shares”) in the capital of New Gold were issued and outstanding.  Each Common Share entitles the holder to one vote on all matters to be acted upon at the Meeting.  The record date for the determination of shareholders entitled to receive notice of, and to vote at, the Meeting has been fixed as April 1, 2010.  Each shareholder on the record date will be entitled to vote at the Meeting or any adjournment.  All such shareholders are entitled to attend and vote in person at the Meeting the Common Shares held by them or, provided a completed and executed proxy has been delivered to New Gold’s transfer agent within the time specified in the attached Notice of Meeting, to attend and vote by proxy at the Meeting the Common Shares held by them.

To the knowledge of the directors and executive officers of New Gold, as at the date of this Circular, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of New Gold.

PARTICULARS OF MATTERS TO BE ACTED ON AT THE MEETING

1.	Board Size Resolution

New Gold’s Articles of Incorporation (“Articles”) provide that the Board consist of the greater of three directors and the number set by ordinary resolution.  Currently, the number of directors set by ordinary resolution is ten. At the Meeting, the nine persons named below will be proposed for election as directors of New Gold.  Accordingly, New Gold is asking the shareholders to set, by ordinary resolution, the number of directors of New Gold at nine.

Unless authority to do so is against, the persons named in the accompanying form of proxy intend to vote FOR setting the Board size to nine persons.

2.	Election of Directors

At the Meeting, the nine persons named below will be proposed for election as directors of New Gold (“Nominees”).  Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote FOR the election of each of the Nominees.  Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason before the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve.  Each director elected will hold office until the close of the first annual general meeting of shareholders of New Gold following his election or until his successor is duly elected or appointed unless his office is earlier vacated in accordance with the Articles of New Gold.

The Board has adopted a policy stipulating that if the votes in favour of the election of a Nominee at a shareholders’ meeting represent less than a majority of the Common Shares voted and withheld, the Nominee will submit his or her resignation promptly after the Meeting, for the Corporate Governance and Nominating Committee’s consideration.  The Corporate Governance and Nominating Committee will make a recommendation to the Board after reviewing the matter, and the Board’s decision to accept or reject the resignation offer will be publicly disclosed.  The Nominee will not participate in any Corporate Governance and Nominating Committee or Board deliberations regarding the resignation offer.  The policy does not apply in circumstances involving contested director elections.

The following table lists the name, province/state and country of residence, independence status, age, principal occupation, date they first became a director of New Gold and number of Common Shares beneficially owned by each Nominee.  The statement as to the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the Nominees is in each instance based on information provided by the Nominee concerned.

Name, Province/State, Country of Residence, Age and Status	Principal Occupation	Date First Became a Director of New Gold(15)	Common Shares Owned (5)
James Estey (1) (3) Ontario, Canada Age: 57 Independent	Corporate Director	July 8, 2008	200,000 (6)

Robert Gallagher British Columbia, Canada Age: 59 Non-Independent	President and Chief Executive Officer of New Gold	June 30, 2008	150,000 (7)

Vahan Kololian (1) (2) (4) Ontario, Canada Age: 56 Independent	Managing Partner of TerraNova Partners LP	June 1, 2009	1,725,001 (8)

Martyn Konig (1) (3) Surrey, United Kingdom Age: 52 Independent	Director (Executive Chairman and President) of European Goldfields Limited	June 1, 2009	300,000 (9)

Pierre Lassonde (2) Ontario, Canada Age: 62 Independent	Chairman of Franco-Nevada Corporation	June 30, 2008	6,180,000 (10)

Craig Nelsen (4) Colorado, United States Age: 58 Independent	President and Chief Executive Officer of Avanti Mining Inc.	June 30, 2008	752,250 (11)

Randall Oliphant Ontario, Canada Age: 50 Non-Independent	Executive Chairman of New Gold, President and Chief Executive Officer of Silver Bear Resources Inc.	June 1, 2009	5,750,000 (12)

Ian Telfer (2) (3) British Columbia, Canada Age: 64 Independent	Chairman of Goldcorp Inc.	June 30, 2008	200,000 (13)

Raymond Threlkeld (4) California, United States Age: 63 Non-Independent	President and Chief Executive Officer of Rainy River Resources Ltd.	June 1, 2009	402,220 (14)

Member of the Audit Committee.
(1)	Member of the Compensation Committee.
(2)	Member of the Corporate Governance and Nominating Committee.
(3)	Member of the Health, Safety, Environment and Sustainability Committee.
(4)	Represents Common Shares beneficially owned by the respective directors, directly or indirectly, or over which control or direction is exercised as at April 6, 2010.
(5)	Mr. Estey also owns options to purchase 102,450 Common Shares (includes options from historical plan which convert to Common Shares on exercise on an adjusted basis).
(6)	Mr. Gallagher also owns options to purchase 2,000,000 Common Shares (includes options from historical plan which convert to Common Shares on exercise on an adjusted basis).
(7)	Mr. Kololian also owns options to purchase 68,000 Common Shares and warrants to purchase 50,000 Common Shares.
(8)	Mr. Konig also owns options to purchase 68,000 Common Shares.
(9)
Mr. Lassonde also owns options to purchase 402,450 Common Shares and warrants to purchase 2,000,000 Common Shares (includes options from historical plan which convert to Common Shares on exercise on an adjusted basis).

(10)
Mr. Nelsen also owns options to purchase 168,690 Common Shares and warrants to purchase 15,000 Common Shares (includes options from historical plan which convert to Common Shares on exercise on an adjusted basis).

(11)	Mr. Oliphant also owns options to purchase 2,000,000 Common Shares (includes options from historical plan which convert to Common Shares on exercise on an adjusted basis).
(12)
Mr. Telfer also owns options to purchase 102,450 Common Shares and warrants to purchase 100,000 Common Shares (includes options from historical plan which convert to Common Shares on exercise on an adjusted basis).

(13)	Mr. Threlkeld also owns options to purchase 168,000 Common Shares (includes options from historical plan which convert to Common Shares on exercise on an adjusted basis).
(14)	The term of each director of the Company expires at each annual general meeting of shareholders where they can be nominated for re-election.

The principal occupations, businesses or employments of each Nominee within the past five years are disclosed in the following brief biographies.

James Estey, age 57, is the retired Chairman of UBS Securities Canada Inc. and has more than 30 years of experience in the financial markets. Mr. Estey joined Alfred Bunting and Company as an institutional equity salesperson in 1980 after working at A.E. Ames & Co. for seven years. In 1994, Mr. Estey became the head of the Canadian Equities business, and in 2002 he was appointed President and Chief Executive Officer of UBS Securities Canada. In January 2008, Mr. Estey assumed the role of Chairman. He serves on the boards of Pure Trading and Range Royalty. He also serves on the boards of The Estey Centre for Law and Economics in International Trade, The National Ballet School and St. Clements School.

Robert Gallagher, age 59, is the President and Chief Executive Officer of New Gold.  Mr. Gallagher has worked in the mining industry for over 32 years and spent 15 years with Placer Dome Inc. and seven years with Newmont Mining Corporation, most recently as Vice President, Operations, Asia Pacific.  Before the business combination of Peak Gold, Metallica and New Gold, Mr. Gallagher was the President and Chief Executive Officer of Peak Gold from February 2008.  Mr. Gallagher holds a Bachelor of Applied Science in Mineral Processing.

Vahan Kololian, age 56, is the founder and Managing Partner of TerraNova Partners LP, which invests in the industrial, services and resource sectors. Since 2002, Mr. Kololian has been Chairman of Precinda Corporation, a private manufacturing company. Mr. Kololian started his career in investment banking in 1980 with Burns Fry Limited (now BMO Nesbitt Burns). Since 1990, he has held leadership positions in private equity partnerships. Mr. Kololian also serves on the board of Manicouagan Minerals Inc., a public exploration company focusing primarily on gold projects.  Mr. Kololian holds BA and LL.B. degrees.

Martyn Konig, age 52, has 29 years experience in investment banking and the commodity markets. He is Executive Chairman and President of AIM and TSX listed European Goldfields Limited (EGU:CN) and was Chief Executive Officer of the Blackfish Capital Group from 2005 until August 2009. He has extensive experience in the natural resource sector, which includes senior management responsibility in resource finance and commodity trading operations at various international investment banks. Mr. Konig was a main Board Director of NM Rothschild and Sons Ltd. for 15 years and held senior positions at Goldman Sachs and UBS. Mr. Konig is a Barrister and Fellow of the Chartered Institute of Bankers.

Pierre Lassonde, age 62, is the Chairman of Franco-Nevada Corporation. He formerly served as President of Newmont Mining Corporation from 2002 to 2006 and resigned as a director and Vice Chairman of Newmont effective as of November 30, 2007. Previously Mr. Lassonde served as a director and President (1982 to 2002) and Co-Chief Executive Officer (1999 to 2002) of Franco-Nevada Corporation.

Craig Nelsen, age 58, was previously the Chairman and director of Metallica Resources Inc. He has been the President, Chief Executive Officer, and director of Avanti Mining Corporation since 2007. He previously served as Chief Executive Officer of that company from 1994 to 1999. Mr. Nelsen also served as the Executive Vice President, Exploration, for Gold Fields Limited from 1999 to 2007.

Randall Oliphant, age 50, is the Executive Chairman of the Company. He is also a director and the President and Chief Executive Officer of Silver Bear Resources Inc. Mr. Oliphant is on the Advisory Board of Metalmark Capital LLC (formerly Morgan Stanley Capital Partners), and serves on the boards of WesternZagros Resources Ltd. and Franco-Nevada Corporation. Since 2003, Mr. Oliphant has served on the boards of a number of public and private companies and not-for-profit organizations. From 1999 to 2003, he was the President and Chief Executive Officer of Barrick Gold Corporation.  From 2006 to 2009, he was Chairman of Western Goldfields. Mr. Oliphant is a Chartered Accountant.

Ian Telfer, age 64, is the Chairman of Goldcorp Inc. and previously served as President and Chief Executive Officer of Goldcorp from February 2005 until its merger with Glamis Gold Ltd. in November 2006. Mr. Telfer was previously Chairman and Chief Executive Officer of Wheaton River since September 2001 and has over 26 years of experience in the precious metals business.

Raymond Threlkeld, age 63, is currently the President and Chief Executive Officer of Rainy River Resources Ltd.  Mr. Threlkeld has over 32 years of mineral industry experience ranging from discovery, feasibility study, development management, operations management, and corporate officer.  From 1996 to 2005, Mr. Threlkeld held various senior management positions in precious metal mine development with Barrick Gold Corporation and Coeur d’Alene Mines Corporation including the development of the Pierina Mine in Peru, the Bulyanhulu Mine in Tanzania and the Veladero Mine in Argentina. Mr. Threlkeld has had exploration acquisition success in the Western United States in addition to the management and project development experience.  Mr. Threlkeld served as President and Chief Executive Officer of Western Goldfields Inc. from 2006 until May 2009.

Cease Trade Orders or Bankruptcies

As at the date of this Circular, no Nominee has, or has been within the past ten years, a director, chief executive officer or chief financial officer of any company (including New Gold) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No Nominee (i) is, as at the date of this Circular, or has been within the past ten years, a director or executive officer of any company (including New Gold) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Mr. Telfer who was Vice Chairman of a technology company when it made an assignment in bankruptcy on July 31, 2001; or (ii) has, within ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.  No Nominee has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a Nominee.

Additional Information regarding the Board

For additional information regarding New Gold’s Board, including compensation, corporate governance practices, independence and directorships of other public company boards, see “Statement of Executive Compensation – Director Compensation” and “Corporate Governance Practices”.

3.	Appointment of Auditors

Shareholders will be asked to consider, and if thought fit to pass, an ordinary resolution to appoint Deloitte & Touche LLP as auditors of New Gold to hold office until the close of the next annual general meeting of New Gold.  It is also proposed that shareholders authorize the directors to fix the remuneration to be paid to the auditors.

Deloitte & Touche LLP were first appointed as auditors of New Gold on July 8, 2008.

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Deloitte & Touche LLP, as auditors of New Gold until the close of the next annual general meeting of shareholders and to authorize the directors to fix their remuneration.

STATEMENT OF EXECUTIVE COMPENSATION

In this section, the individuals in the “Summary Compensation Table” are referred to as the “Named Executive Officers” or “NEOs”.

Compensation Discussion and Analysis

New Gold is an intermediate gold producer and has been engaged in the acquisition, exploration and development of natural resource properties since 1980.

After completing a business combination with Peak Gold Ltd. and Metallica Resources Inc. on June 30, 2008 (the “2008 Business Combination”), New Gold completed a business combination with Western Goldfields Inc. on June 1, 2009 (the “2009 Business Combination”). The 2009 Business Combination resulted in the following changes to the Company’s senior management team:

•	Randall Oliphant was appointed Executive Chairman; and
•	Brian Penny was appointed Executive Vice President and Chief Financial Officer, replacing Basil Huxham.

After the 2009 Business Combination, New Gold reviewed the compensation of its NEOs to ensure that each was being compensated in accordance with the Company’s compensation strategy. The Board considered the outcomes of this review at a meeting held on June 2, 2009 and consequently implemented certain compensation changes, which are described below

Objectives of Compensation Program

The objectives of New Gold’s compensation program are to:

•	provide competitive compensation that attracts and retains talented employees;
•	align compensation with shareholder interests;
•	pay for performance;
•	support New Gold’s vision, mission and values; and
•	be flexible to recognize the needs of New Gold in different business conditions.

The compensation program is designed to reward:

•	the individual skills and experience of executives;
•	individual and corporate performance; and
•	long-term appreciation in New Gold’s share price.

Role of the Compensation Committee

The Compensation Committee, which is composed entirely of independent directors, is responsible for implementing and overseeing human resources and compensation policies approved by the Board.  The Compensation Committee’s responsibilities include:

•	recommending to the Board human resources and compensation policies and guidelines for application to the Company;
•	ensuring that the Company has in place programs to attract and develop executive officers of the highest caliber and a process to provide for the orderly succession of executive officers; and
•
reviewing and approving corporate goals and objectives relevant to the compensation of executive officers and, in light of those goals and objectives, recommending to the Board the annual salary, bonus and other benefits, direct and indirect, of executive officers.

Elements of Executive Officer Compensation

Compensation of NEOs for the financial year ended December 31, 2009 includes base salary, annual performance-based bonus, equity compensation in the form of stock options and other annual compensation such as health and group RRSP benefits.  The following table details each element of the Company’s compensation program and summarizes why New Gold chooses to pay each element.

Element of Compensation	Purpose of Element
Base Salary

Base salaries are fixed and therefore not subject to uncertainty.  Base salaries are used as a measure to compare to and remain competitive with compensation offered by competitors and as the base to determine other elements of compensation and benefits.

Annual Bonus
Annual bonuses are a variable component of compensation designed to reward NEOs for maximizing annual operating and financial performance of the Company.  Annual bonuses are paid at the discretion of the Board and are determined based on a number of factors, including financial and operational performance.

Stock Options	The granting of stock options is a variable element of compensation intended to reward NEOs’ success in achieving sustained, long-term profitability and increases in stock value.
Benefits Plan - including medical, dental, life insurance, disability insurance and a group RRSP
The Company’s benefits plan provides financial reassurance to NEOs in the event of illness, disability or death.  The group RRSP is provided to support individuals in saving for retirement.  Benefits plans during 2009 were provided to NEOs on the same basis as other employees, except for annual health assessments that have been available for executives since 2008.

Benchmarking

The Compensation Committee believes that it is appropriate to establish compensation levels based in large part on benchmarking against similar companies, both in terms of compensation practices as well as levels of compensation. In this way, New Gold can gauge if its compensation is competitive in the marketplace for its talent, as well as ensure that New Gold’s compensation is reasonable.

New Gold references the compensation data of companies with annual revenues ranging from $250 million to $600 million provided in the Mining Industry Salary Surveys published jointly by Coopers Consulting and PricewaterhouseCoopers.  In addition, New Gold also reviewed the actual compensation paid to executives of the following companies, which are similar in size and scope to New Gold, as reported in their annual executive compensation disclosures:

Comparative Company	Corporate Head Office Location
Alamos Gold Inc.	Toronto, Ontario
Aurizon Mines Ltd.	Vancouver, British Columbia
Centerra Gold Inc.	Toronto, Ontario
Eldorado Gold Corporation	Vancouver, British Columbia
Gammon Gold Inc.	Halifax, Nova Scotia
IAMGold Corporation	Toronto, Ontario
Jaguar Mining Inc.	Concord, New Hampshire, United States
Minefinders Corporation Ltd.	Vancouver, British Columbia
Red Back Mining Inc.	Vancouver, British Columbia
Yamana Gold Inc.	Toronto, Ontario

Outside Consultants

During 2009, New Gold paid a total of $23,973 to Towers Perrin (now Towers Watson) to provide a report on equity-based compensation programs in connection with the share unit plan.  New Gold also paid a total of $2,667 to Coopers Consulting Ltd. to participate in the salary survey mentioned above.

Below is a description of why New Gold currently chooses to pay each element of compensation and how New Gold determined the amount for each element.

Base Salary

To ensure New Gold will continue to attract and retain qualified and experienced executives, base salaries are reviewed and adjusted annually, in order to ensure they remain at a level at or above the median for comparable companies.

New Gold endeavors to pay the salaries of its NEOs at the median compensation of comparable companies while providing greater compensation upside based on performance-based compensation components such as performance bonuses and stock options.  However, there will be occasions when it pays above or below the median depending on the individual skills and experience of the executive.  New Gold will also take into account the compensation paid to other executives at a similar level when determining compensation.

New Gold’s stock price declined significantly in the second half of 2008 and it was decided to freeze salaries in 2009 of NEOs who were employed by New Gold before the 2009 Business Combination.  Following the 2009 Business Combination, the Board of Directors determined that the annual salaries for Messrs. Oliphant and Penny would be set at $438,020 and $306,614 respectively, which were at the same levels of salary as the President and Chief Executive Officer and Chief Operating Officer, respectively.

Annual Performance-Based Cash Incentives

Bonuses paid in early 2010 for 2009 performance were determined by considering a number of factors, including the following financial and operational performance factors:

Financial and operational performance

Performance Factor	Performance Goal	Actual Result
Meet or exceed market guidance:
• Gold production	Range between 270,000 and 300,000 ounces	301,773 ounces
• Total cash cost(1)	Range between $470/oz and $490/oz	$465 per ounce
• Capital expenditure	$107 million	$111 million
Health, Safety, Environment and Sustainability	85% completion of specified prevention activities
Consistent systems were not in place throughout New Gold’s operations to accurately measure performance under this measure.  The Compensation Committee determined that a subjective assessment of performance under this measure was appropriate and it was deemed that this performance goal was met.

Corporate development and other	Complete two merger/acquisition opportunities	Successfully completed business combination with Western Goldfields.
	Complete the Amapari strategic alternatives exercise	Amapari sale underway with the announcement on January 27, 2010 to sell New Gold’s interests to Beadell Resources.
Develop a financing plan for development project expenses
Business combination with Western Goldfields which should provide cash flow to fill the “funding gap” at New Afton.  In addition, the Company raised $103 million net of expenses in a bought deal financing and monetized C$31 million of asset backed commercial paper.

(1)
”Total cash cost” figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is an accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company reports total cash cost on a sales basis. Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, but is exclusive of amortization, reclamation, capital and exploration costs. Total cash cost is reduced by any by-product revenue and is then divided by ounces sold to arrive at the total cash cost of sales. This measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.  See page 35 of the Company’s MD&A for the year ended December 31, 2009, posted on the Company’s website www.newgold.com, for further discussion.

Other Factors Considered

New Gold also considered the following factors in determining the bonuses paid:

•	114% appreciation in New Gold’s share price from C$1.77 to C$3.80;
•	268% appreciation in market capitalization from C$376 million to C$1.4 billion;
•	Progress made in securing an injunction against the suspension order by the Mexican environmental enforcement agency PROFEPA at the Cerro San Pedro Mine.

Actual bonus payments were determined by referencing amounts prescribed in the employment contracts of the NEOs, as applicable, and bonus target awards expressed as a percentage of annual salary benchmarked against the salary survey data and comparator group described above. A summary of the bonus amounts prescribed in employment contracts (where applicable), the resulting target award percentages and the actual bonuses paid for the financial year ended December 31, 2009 for the NEOs is set out below.  The Board, on the recommendation of the Compensation Committee, exercised its discretion in awarding bonuses to Messrs. Oliphant and Gallagher in excess of the calculated formula (which is two times the target award) under the bonus plan.  New Gold had an exceptional year in 2009, exceeding market guidance for production and total cash cost while at the same time completing the business combination with Western Goldfields and filling the “funding gap” at New Afton.  The Company’s share price increased by 114% and at the end of 2009 New Gold’s market capitalization was C$1.4 billion.  New Gold believes the bonuses paid in 2009 support its objective to pay for performance.

Name and position	Minimum amount specified in employment contract (where applicable)	Target award as % of annual salary	Bonus amount paid ($)	Bonus amount as % of annual salary (at December 31, 2009)
Randall Oliphant Executive Chairman	A minimum bonus of one-third of annual salary	60%	876,040	200%
Robert Gallagher President and Chief Executive Officer	A minimum bonus of one-third of annual salary	60%	657,030	150%
Brian Penny Executive Vice President and Chief Financial Officer	n/a	50%	306,614	100%
Basil Huxham Former Executive Vice President and Chief Financial Officer	A minimum bonus of one-third of annual salary	n/a	n/a	n/a
James Currie Executive Vice President and Chief Operating Officer	n/a	50%	306,614	100%
Ronald Allum Vice President, Operations (Canada)	n/a	40%	70,083	29%

Other Compensation – Perquisites

During the financial year ended December 31, 2009, none of the NEOs received any perquisites which in the aggregate were greater than $50,000 or 10% of the respective NEOs’ salary.

Stock Options

New Gold currently has the New Gold Inc. Stock Option Plan (2005) (as amended May 3, 2007) (the “Plan”).  The purpose of the Plan is to ensure an incentive exists to maximize shareholder value by linking executive compensation to share price performance and to reward those executives making a long-term commitment and contribution to New Gold.  The Board has established formal guidelines for the granting of options.  Options granted under the Plan expire not later than the tenth anniversary of the date the options were granted.  New Gold has traditionally limited the expiry to between five and seven years and vesting provisions for issued options are determined at the discretion of the Board.  See “Securities Authorized for Issuance under Equity Compensation Plans”.

Management of New Gold makes recommendations for stock option awards to the Compensation Committee.  The Compensation Committee considers external benchmarking data as well as individual option holdings, whether they are in-the-money or not, and the total number of stock options outstanding in making decisions or recommendations for option grants to the Board. The Board has delegated authority to the Compensation Committee to grant individual stock option awards below 50,000 options to non-executive officers and other employees.  Option awards in excess of 50,000 options and/or to executive officers require approval by the Board.

During the financial year ended December 31, 2009, the Board, on the recommendation of the Compensation Committee, granted stock options to the NEOs as follows:

Name of Officer	Title of Officer	Number of Options		($) Option Awards(3)
Randall Oliphant	Executive Chairman	1,500,000	(1)	2,549,277
Robert Gallagher	President and Chief Executive Officer	570,000 1,000,000 1,570,000	(2) (1)	719,054 1,699,518 2,418,572
Brian Penny	Executive Vice President and Chief Financial Officer	200,000	(1)	339,904
Basil Huxham	Former Executive Vice President and Chief Financial Officer	250,000	(2)	315,375
James Currie	Executive Vice President and Chief Operating Officer	350,000 150,000 500,000	(2) (1)	441,524 254,928 696,452
Ronald Allum	Vice President, Operations (Canada)	100,000	(2)	126,150

(1)
All of these stock options were granted on June 2, 2009 and vest one-third on June 2, 2010, one-third on June 2, 2011 and the final third on June 2, 2012.  The exercise price for these stock options is C$3.21.  The options expire on June 2, 2016.

(2)
All of these stock options were granted on February 17, 2009 and vest one-third on February 17, 2010, one-third on February 17, 2011 and the final third on February 17, 2012.  The exercise price for these stock options is C$2.71.  The options expire on February 17, 2016.

(3)	The value of the option awards is calculated using the Black-Scholes option valuation methodology.

The stock options granted in 2009 to the NEOs were granted on February 17, 2009 and June 2, 2009.  The grants made on February 17, 2009 were in accordance with the policy determined at the meeting of the Compensation Committee on that date.

The policy provides for annual grants to be made at or shortly after a meeting of the Compensation Committee in the first quarter of each year.  Grants are to be based on a pre-determined expected value as a percentage of annual salary.  Expected value is calculated using a Black-Scholes valuation methodology consistent with the methodology for valuing stock options for New Gold’s stock-based compensation expense in its financial statements.  Expected value as a percentage of annual salary varies based on an individual’s level within the organization and is determined based on benchmarking against a comparator group of companies.

The grants made on June 2, 2009 were made following a review of the stock option holdings of the combined senior management team following the 2009 Business Combination.  As part of this review, the Compensation Committee considered the level of each executive officer, their overall stock option holdings, the “in–the-money” value, the weighted average exercise price of the stock option holdings and the potential value that could be derived if New Gold’s share price reached C$7.00 and C$9.00 per share.  New Gold believes it is important to ensure that there is consistency between the option holdings of executive officers taking into account their skills, experience and service with New Gold or its predecessor companies.  New Gold believes that granting stock options meets its compensation objective of aligning management’s interests with shareholders.

Share Unit Plan

During 2009, New Gold introduced a share unit plan (the “Long-Term Incentive Plan”) that provides for share unit awards (the “Share Units”) that may be granted by the Board to employees, officers, directors and certain eligible contractors of the Company and its affiliates (the “Participants”) as a bonus in consideration of past services to the Company or its affiliates.  The Long-Term Incentive Plan further provides that the Share Units will vest on the entitlement date or dates, which shall not be later than December 31 of the year that is three years after the grant of the Share Units (the “Entitlement Date”), as determined by the Board in its sole discretion. On an Entitlement Date the Company will make a payment to the relevant Participant in cash equal to the five-day value weighted average price of the Company’s common shares on the Toronto Stock Exchange (“TSX”) multiplied by the number of Share Units held.  Share Units may be granted subject to performance conditions to be achieved by the Company, the Participant or a class of Participants, before the Entitlement Date for such Share Units, to entitle the Participant to receive the cash payment for such Share Unit.  A Participant will have no right or entitlement whatsoever to receive any cash payment until the Entitlement Date and as a holder of Share Units will not have any rights as a shareholder of the Company.

A Participant’s Entitlement Date may be accelerated upon the death or permanent disability of the Participant.  In the event that a Participant is terminated with or without cause, any Share Units previously credited to the Participant’s account that have not been paid out shall become void and the Participant shall have no entitlement to payment under the Long-Term Incentive Plan.  In certain circumstances, upon a change of control of the Company, the Share Units will vest immediately and the Entitlement Date will occur.

In 2009, only employees below the level of executive officer received grants of Share Units under the Long-Term Incentive Plan.

Share Ownership Policy for Directors and NEOs

At the date of this Circular each director and NEO of New Gold holds Common Shares and/or options to acquire Common Shares.  However, New Gold does not require its directors or NEOs to comply with a minimum share ownership policy.

Retirement benefits

New Gold sponsors a voluntary Group RRSP program for Canadian corporate employees.   Participating employees may contribute between 1% and 9% of their annual base salary to the RRSP program.  New Gold then matches the employee contributions up to a maximum amount based on the annual limitation set each year by the Canada Revenue Agency.  In 2009, the limitation on the Company’s matching contributions was C$10,500 per participating employee.

Other than matching contributions to the Group RRSP program described above (which amounts are disclosed under “All other compensation” in the Summary Compensation Table) New Gold does not provide retirement benefits for NEOs.

Fit with Overall Strategy

New Gold believes that all of the elements of compensation discussed above fit into New Gold’s overall compensation objectives of providing competitive compensation that attracts and retains talented employees, aligning compensation with shareholders’ interests, paying for performance, supporting New Gold’s vision, mission and values, and being flexible to recognize the needs of New Gold in different business conditions.

Performance Graph

The following graph compares the cumulative total shareholder return for C$100 invested in Common Shares from December 31, 2004 to December 31, 2009 against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the same period, assuming the reinvestment of all dividends.

Cumulative Value of C$100 Investment from December 31, 2004 to December 31, 2009

(in C$)	2004	2005	2006	2007	2008	2009
New Gold Inc.	100.00%	123.81%	137.78%	80.95%	28.10%	60.32%
% Change (year on year)	-%	+23.81%	+11.28%	-41.24%	-65.29%	+114.69%
S&P/TSX Composite Index	100.00%	121.91%	139.60%	149.60%	97.20%	127.03%
% Change (year on year)	-%	+21.91%	+14.51%	+7.16%	-35.03%	+30.69%
S&P/TSX Global Gold Index	100.00%	121.41%	156.92%	149.51%	150.66%	161.07%
% Change (year on year)	-%	+21.41%	+29.25%	-4.72%	+0.76%	+6.91%

The current management team at New Gold has been brought together by the way of two business combinations, the 2008 Business Combination and the 2009 Business Combination.  During that time, New Gold has endured a significant downturn in the global stock markets and has rebounded with an increase in stock price of over 100% from the market lows.  New Gold’s compensation decisions in 2009 have been taken to reward the exceptional operational and financial performance during the year and to ensure that the newly combined management team are compensated consistently and fairly.

Summary Compensation Table

The following table provides information for the financial years ended December 31, 2009 and 2008 regarding compensation earned by each of the following NEOs of New Gold:  (a) the Executive Chairman, (b) the President and Chief Executive Officer, (c) the Executive Vice President and Chief Financial Officer, (d) the former Executive Vice President and Chief Financial Officer, and (e) the other two most highly compensated NEOs.  Compensation is paid to the NEOs in Canadian dollars and has been converted to United States dollars at an exchange rate of C$1.00 = US$ 0.876, being the average rate for 2009.  This exchange rate has been applied to 2009 and 2008 compensation.

Summary Compensation Table

Name and principal position		Base Salary ($)	Option-based awards ($) (7)	Non-equity incentive plan compensation ($)	All other compensation ($) (9)	Total compensation ($)
				Annual cash incentive plan (8)
Randall Oliphant (1) Executive Chairman	2009	255,512	2,549,277	876,040	nil	3,680,829
	2008	N/A	N/A	N/A	N/A	N/A
Robert Gallagher (2) President and Chief Executive Officer	2009	438,020	2,418,572	657,030	9,198	3,522,820
	2008	218,027	745,510	146,007	nil	1,109,544
Brian Penny (3) Executive Vice President and Chief Financial Officer	2009	178,858	339,904	306,614	9,198	834,574
	2008	N/A	N/A	N/A	N/A	N/A
Basil Huxham (4) Former Executive Vice President and Chief Financial Officer	2009	102,204	315,375	nil	1,019,205 (10)	1,436,784
	2008	122,646	324,135	81,763	74,463	603,007
James Currie (5) Executive Vice President and Chief Operating Officer	2009	306,614	696,452	306,614	nil	1,309,680
	2008	127,756	602,891	65,703	1,380	797,730
Ronald Allum (6) Vice President, Operations (Canada)	2009	242,006	126,150	70,083	9,505	447,744
	2008	219,010	220,412	52,562	33,209	525,193

(1)	Mr. Oliphant was appointed Executive Chairman of New Gold effective June 1, 2009. Mr. Oliphant is a director of New Gold, but does not receive compensation related to his role as a director.
(2)
Mr. Gallagher was appointed President and Chief Executive Officer of New Gold effective June 30, 2008.  Mr. Gallagher is a director of New Gold, but does not receive compensation related to his role as a director.

(3)	Mr. Penny was appointed Executive Vice President and Chief Financial Officer of New Gold effective June 1, 2009.
(4)
Mr. Huxham’s employment as Executive Vice President and Chief Financial Officer of New Gold terminated effective May 31, 2009.  Refer to “Termination Following a Change of Control” for a detailed summary of the compensation received by Mr. Huxham on termination of his employment.

(5)	Mr. Currie was appointed Vice President, Operations effective August 13, 2008 and was subsequently promoted to Executive Vice President and Chief Operating Officer effective February 17, 2009.
(6)	Mr. Allum was appointed Vice President, Operations (Canada) effective June 30, 2008.
(7)	Option-based awards are valued using the Black-Scholes stock option valuation methodology.
(8)	Payments under annual incentive plans were paid in 2010 for performance during 2009.
(9)	Included in this column are Company paid matching contributions to a Group RRSP in the amount of $9,198 to each of Messrs. Gallagher, Penny, Huxham and Allum.
(10)	Included in this amount is a termination payment equal to $1,010,006 which is described in the section titled “Termination and Change of Control Benefits”.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each NEO outstanding as at December 31, 2009.  The Company has not granted any share-based awards.

Outstanding Option-Based Awards

Name	Grant Date	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Options subject to Vesting	Value of unexercised in-the-money options ($)(1)
Randall Oliphant	November 27, 2008	500,000	1.75	November 26, 2013	Fully vested(3)	897,941
	June 2, 2009	1,500,000 2,000,000	3.21	June 2, 2016	1/3 on June 2, 2010, 2011 and 2012	775,296 1,673,237
Robert Gallagher	March 20, 2008	200,000	6.20	March 20, 2013	1/3 on March 20, 2010	Nil
	July 8, 2008	170,000	7.84	July 7, 2013	1/3 each on July 8, 2010 and 2011	Nil
	July 8, 2008	60,000	7.84	July 7, 2013	1/3 on July 8, 2010	Nil
	February 17, 2009	570,000	2.71	February 17, 2016	1/3 each on February 17, 2010, 2011 and 2012	544,284
	June 2, 2009	1,000,000 2,000,000	3.21	June 2, 2016	1/3 each on June 2, 2010, 2011 and 2012	516,864 1,061,148
Brian Penny	November 27, 2008	300,000	1.75	November 26, 2013	Fully vested (3)	538,765
	June 2, 2009	200,000 500,000	3.21	June 2, 2016	1/3 each on June 2, 2010, 2011 and 2012	103,373 642,138
Basil Huxham	April 13, 2007	50,000	9.30	All options expire May 31, 2010 (2)	Fully vested (2)	Nil
	March 20, 2008	100,000	6.20		Fully vested (2)	Nil
	July 8, 2008	100,000 250,000	7.84		Fully vested (2)	Nil Nil
James Currie	July 8, 2008	186,000	7.84	July 7, 2013	1/3 on July 8, 2010	Nil
	February 17, 2009	350,000	2.71	February 17, 2016	1/3 each on February 17, 2010, 2011 and 2012	334,209
	June 2, 2009	150,000 686,000	3.21	June 2, 2016	1/3 each on June 2, 2010, 2011 and 2012	77,530 411,739
Ronald Allum	November 29, 2007	200,000	5.70	November 29, 2012	Fully vested	Nil
	July 8, 2008	68,000	7.84	July 7, 2013	1/3 each on July 8, 2009, 2010 and 2011	Nil
	February 17, 2009	100,000 368,000	2.71	February 17, 2016	1/3 each on February 17, 2010, 2011 and 2012	95,488 95,488

(1)
Calculated using the closing price of the Common Shares on the TSX on December 31, 2009 of C$3.80 and subtracting the exercise price of in-the-money stock options.  The amount is then converted into US dollars. The value shown in this column does not represent the actual value the individual director could receive.  The actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)	In accordance with the terms of his employment agreement, these options immediately vested on termination of Mr. Huxham’s employment and remain exercisable until May 31, 2010.
(3)	These options were originally granted by Western Goldfields Inc. and became fully vested as a result of the 2009 Business Combination.

The following table provides information regarding the value vested or earned of incentive plan awards for the financial year ended December 31, 2009.

Value Vested or Earned During the Financial Year Ended December 31, 2009

Name	Option-based awards – Value vested during the year ($) (1)	Non-equity incentive plan compensation – Value earned during the year ($)
Randall Oliphant	639,509(2)	876,040
Robert Gallagher	nil	657,030
Brian Penny	383,706(2)	306,614
Basil Huxham	109,505(3)	N/A
James Currie	nil	306,614
Ronald Allum	nil	70,083

(1)
Calculated using the closing price of the Common Shares on the TSX on the vesting date and subtracting the exercise price of in-the-money stock options.  The value shown in this column does not represent the actual value the individual director could receive.  The actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)	These options were originally granted by Western Goldfields Inc. and became fully vested as a result of the 2009 Business Combination.
(3)	These options were fully vested on the termination of Mr. Huxham’s employment.

Options Exercised during the Financial Year Ended December 31, 2009

None of the NEOs exercised stock options during 2009 with the exception of Mr. Huxham who exercised 250,000 options on August 20, 2009, after his employment terminated.

Termination and Change of Control Benefits

New Gold has entered into employment agreements with each NEO, namely Randall Oliphant, Robert Gallagher, Brian Penny, Basil Huxham, James Currie and Ronald Allum.

Randall Oliphant (Executive Chairman)

Mr. Oliphant entered into an employment agreement with New Gold in connection with his appointment as Executive Chairman of New Gold on June 1, 2009.

Termination Without Cause

If Mr. Oliphant’s employment is terminated without cause New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year.  In addition, Mr. Oliphant’s employment agreement provides for a severance payment of 36 months’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year, to be paid if his employment is terminated without cause.  Any stock options granted before the date of the employment agreement which have not vested at the time of termination will vest immediately and shall remain exercisable until the earlier of (i) the termination of such option, or (ii) the date which is 12 months from the date of such termination.  Any stock options granted after the date of the employment agreement which are not vested will be cancelled and any stock options that are vested shall remain exercisable until the earlier of (i) the termination of such option, or (ii) the date which is 12 months from the date of such termination.  In addition, he shall continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary), until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.

Termination Following a Change of Control

If there is a change of control of New Gold (a “Change of Control” as defined below) and within 12 months of such Change of Control (i) New Gold gives notice of its intention to terminate his employment for any reason other than just cause, or (ii) a certain event occurs (“Triggering Events” as defined below) and Mr. Oliphant elects to terminate his employment, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year.  In addition, Mr. Oliphant will receive a severance payment of 36 months’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year.  Any stock options granted which have not vested at the time of termination will vest immediately and shall remain exercisable until the earlier of (i) the termination of such option, or (ii) the date which is 12 months from the date of such termination.  In addition, he shall continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary), until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.

Robert Gallagher (President and Chief Executive Officer)

Mr. Gallagher entered into a new employment agreement with New Gold following the 2009 Business Combination.

Termination Without Cause

If Mr. Gallagher’s employment is terminated without cause New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year.  In addition, Mr. Gallagher’s employment agreement provides for a severance payment of 36 months’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year, to be paid if his employment is terminated without cause.  Any stock options granted before the date of the employment agreement which have not vested at the time of termination will vest immediately and shall remain exercisable until the earlier of (i) the termination of such option, or (ii) the date which is 12 months from the date of such termination.  Any stock options granted after the date of the employment agreement which are not vested will be cancelled and any stock options that are vested shall remain exercisable until the earlier of (i) the termination of such option, or (ii) the date which is 12 months from the date of such termination.  In addition, he shall continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary), until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.

Termination Following a Change of Control

If there is a Change of Control of New Gold (and within 12 months of such Change of Control (i) New Gold gives notice of its intention to terminate his employment for any reason other than just cause, or (ii) a Triggering Event occurs and Mr. Gallagher elects to terminate his employment, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year.  In addition, Mr. Gallagher will receive a severance payment of 36 months’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year.  Any stock options granted which have not vested at the time of termination will vest immediately and shall remain exercisable until the earlier of (i) the termination of such option, or (ii) the date which is 12 months from the date of such termination.  In addition, he shall continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary), until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.

Brian Penny (Executive Vice President and Chief Financial Officer)

Mr. Penny entered into an employment agreement with New Gold in connection with his appointment as Executive Vice President and Chief Financial Officer of New Gold on June 1, 2009.

Termination Without Cause

If Mr. Penny’s employment is terminated without cause New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year.  In addition, Mr. Penny’s employment agreement provides for a severance payment of 12 months’ salary, and incentive bonus plus one month’s salary and incentive bonus per year of service to a maximum of 18 months’ salary and incentive bonus to be paid if his employment is terminated without cause.  For this purpose incentive bonus is calculated as the greater of annual bonus at target or the bonus received by him in the previous bonus year.  Any stock options granted before the date of the employment agreement which have not vested at the time of termination will vest immediately and shall remain exercisable until the earlier of (i) the termination of such option, or (ii) the date which is 12 months from the date of such termination.  Any stock options granted after the date of the employment agreement which are not vested will be cancelled and any stock options that are vested shall remain exercisable until the earlier of (i) the termination of such option, or (ii) the date which is 12 months from the date of such termination.  In addition, he shall continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary), until the earlier of obtaining alternate coverage under the terms of any new employment or the period used to determine the severance payment above.

Termination Following a Change of Control

If there is a Change of Control of New Gold (and within 12 months of such Change of Control (i) New Gold gives notice of its intention to terminate his employment for any reason other than just cause, or (ii) a Triggering Event occurs and Mr. Penny elects to terminate his employment, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year.  In addition, Mr. Penny will receive a severance payment of 24 months’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year.  Any stock options granted which have not vested at the time of termination will vest immediately and shall remain exercisable until the earlier of (i) the termination of such option, or (ii) the date which is 12 months from the date of such termination.  In addition, he shall continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary), until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.  Mr. Penny is also able to terminate employment at his discretion within 18 months of the 2009 Business Combination and receive a severance payment equal to $473,062.

Basil Huxham (Former Executive Vice President and Chief Financial Officer)

Mr. Huxham’s employment as Executive Vice President and Chief Financial Officer of New Gold terminated effective May 31, 2009. Mr. Huxham’s employment agreement provided for a payment of 36 months’ base salary plus two times the greater of his bonus at the target level or the bonus received in the previous year, plus accrued but unused vacation to the date of termination if his employment was terminated within 12 months of a change of control.  Mr. Huxham’s employment was terminated within 12 months of the 2008 Business Combination, which constituted a change of control as defined in his employment agreement. In accordance with the terms of his employment agreement, Mr. Huxham was paid a severance payment of $1,010,006 which is broken down as follows:

Base Salary Value(1)	$735,874
Bonus Value(2)	245,291
Accrued, but unused vacation	28,841
TOTAL	$1,010,006

(1)	Equal to three times base salary of $245,291.
(2)	Equal to two times the target bonus of 50% of salary or $123,645.

Mr. Huxham had 383,334 unvested stock options as at May 31, 2009.  In accordance with the terms of his employment agreement, these options immediately vested on termination of his employment and remain exercisable until May 31, 2010.  Mr. Huxham is also entitled to continue to participate, at the expense of New Gold, in the

Company’s health and medical plans until May 31, 2011 or until he obtains alternate coverage under the terms of any new employment (whichever occurs first).  The cost of the health and medical plans as at December 31, 2009 was $435 per month.

James Currie (Executive Vice President and Chief Operating Officer)

Mr. Currie entered into a new employment agreement with New Gold following the 2009 Business Combination.

Termination Without Cause

If Mr. Currie’s employment is terminated without cause New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year.  In addition, Mr. Currie’s employment agreement provides for a severance payment of 12 months’ salary, and incentive bonus plus one month’s salary and incentive bonus per year of service to a maximum of 18 months’ salary and incentive bonus to be paid if his employment is terminated without cause.  For this purpose incentive bonus is calculated as the greater of annual bonus at target or the bonus received by him in the previous bonus year.  Any stock options granted before the date of the employment agreement which have not vested at the time of termination will vest immediately and shall remain exercisable until the earlier of (i) the termination of such option, or (ii) the date which is 12 months from the date of such termination.  Any stock options granted after the date of the employment agreement which are not vested will be cancelled and any stock options that are vested shall remain exercisable until the earlier of (i) the termination of such option, or (ii) the date which is 12 months from the date of such termination.  In addition, he shall continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary), until the earlier of obtaining alternate coverage under the terms of any new employment or the period used to determine the severance payment above.

Termination Following a Change of Control

If there is a Change of Control of New Gold and within 12 months of such Change of Control (i) New Gold gives notice of its intention to terminate his employment for any reason other than just cause, or (ii) a Triggering Event occurs and Mr. Currie elects to terminate his employment, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year.  In addition, Mr. Currie will receive a severance payment of 24 months’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year.  Any stock options granted which have not vested at the time of termination will vest immediately and shall remain exercisable until the earlier of (i) the termination of such option, or (ii) the date which is 12 months from the date of such termination.  In addition, he shall continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary), until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.

Ronald Allum (Vice President, Operations (Canada))

Mr. Allum entered into a new employment agreement with the company on May 12, 2009.  If his employment is terminated without cause New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year.  In addition, Mr. Allum shall be entitled to receive a payment from New Gold in the amount of two times the aggregate of: (a) his highest annual base salary; and (b) the average of the bonus in each case paid to him during the past three years of his employment with New Gold; provided that if Mr. Allum has been employed by New Gold for less than three years, then such payment will be in an amount equal to two times his highest annual base salary and average bonus during this period of employment.  If Mr. Allum resigns his employment and providing he gives six months’ notice of his resignation, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year.  In addition, Mr. Allum shall be entitled to receive a payment in the amount of two times the aggregate of: (a) his highest annual base salary; and (b) the average of the bonus in each case paid to him during the past three years of his employment with New Gold; provided that if Mr. Allum has been employed by New Gold for less than three years, then such payment will be in an amount equal to two times his highest annual base salary and average bonus during this period of employment.  Mr. Allum is the only NEO who is able to receive a payment if he resigns his employment without the occurrence of a Triggering Event.  As an indication of the potential payment, if Mr. Allum had resigned as at December 31, 2009, he would have received a termination payment of $543,145 which consists of 24 months’ salary ($490,583) plus bonus ($52,562).

 “Change of Control”

A “Change of Control” is generally defined in the employment agreements as (a) New Gold is not the surviving entity in a merger, amalgamation or other reorganization (or survives only as a subsidiary of an entity other than a previously wholly-owned subsidiary of New Gold); (b) New Gold sells, leases or exchanges greater than 50% of its assets to any other person or entity (other than an affiliate of New Gold); (c) a resolution is adopted to wind-up, dissolve or liquidate New Gold; (d) an acquirer acquires 40% or more voting securities; (e) as a result of or in connection with: (i) the contested election of directors or (ii) a transaction referred to in (a) above, the nominees named in the most recent management information circular of New Gold for election to the board of directors of New Gold shall not constitute a majority of the board of directors; or (f) the board of directors adopts a resolution to the effect that a Change of Control as defined in the employment agreements has occurred or is imminent.

“Triggering Event”

A “Triggering Event” includes (a) a material adverse change in any of the officer’s duties, powers, rights, discretion, prestige, salary, benefits, perquisites, as they exist, and with respect to financial entitlements, the conditions under and manner in which they were payable, immediately before a Change of Control; (b) a diminution of title as it exists immediately before a Change of Control; (c) a change in the person or body to whom the officer reports, except if such person or body is of equivalent rank or stature or such change is as a result of the resignation or removal of such person or the persons comprising such body, providing this shall not include a change resulting from a promotion in the normal course of business; (d) a change in the location at which the officer is regularly required to carry out the terms of his employment, which is of a distance greater than 50 kilometres from the city of his normal work location; or (e) a significant increase in the amount of travel the officer is required to conduct on behalf of New Gold.

Estimated Incremental Payment on Change of Control or Termination

The following table provides details regarding the estimated incremental payments from New Gold to each of the NEOs on a Change of Control (with termination of employment) or on termination without cause, assuming a termination of employment occurred on December 31, 2009.

Termination of Employment Following Change of Control

Name	Base Salary Value ($)	Bonus Value ($)	Benefits Value ($)	Value of Unvested Options Vested ($)(2)	Total Estimated Incremental Payment ($)(3)
Randall Oliphant	1,314,060	1,752,081	131,406	775,296	3,972,843
Robert Gallagher	1,314,060	1,314,060	131,406	1,061,148	3,820,674
Brian Penny	613,228	613,228	91,984	103,373	1,421,813
James Currie	613,228	613,228	91,984	411,739	1,730,179
Ronald Allum(1)	490,583	52,562	0	0	543,145
Total	4,345,159	4,345,159	446,780	2,351,556	11,488,654

(1)
Mr. Allum does not have specific provisions in his employment agreement regarding termination of employment following change of control.  Instead the amounts payable to Mr. Allum on termination of employment without cause are shown.

(2)	Calculated using the closing price of the Common Shares on the TSX as at December 31, 2009 and subtracting the exercise price of unvested in-the-money options that would have vested.
(3)	These amounts do not include any salary payable or pro-rata bonus payable to the date of termination of employment.

Termination of Employment Without Cause

Name	Base Salary Value ($)	Bonus Value ($)	Benefits Value ($)	Value of Unvested Options Vested ($)(1)	Total Estimated Incremental Payment ($)(2)
Randall Oliphant	1,314,060	1,752,081	131,406	775,296	3,972,843
Robert Gallagher	1,314,060	1,314,060	131,406	1,061,148	3,820,674
Brian Penny	383,268	383,628	57,490	103,373	927,399
James Currie	332,165	332,165	49,825	411,739	1,125,894
Ronald Allum	490,583	52,562	0	0	543,145
Total	3,834,136	3,834,136	370,127	2,351,556	10,389,955

(1)	Calculated using the closing price of the Common Shares on the TSX as at December 31, 2009 and subtracting the exercise price of unvested in-the-money options that would have vested.
(2)	These amounts do not include any salary payable or pro-rata bonus payable to the date of termination of employment.

Director Compensation

New Gold pays an annual retainer of C$25,000 to each non-executive director, C$10,000 to the Chairman of the Audit Committee and C$5,000 to the Chairman of the other committees and members of the Audit Committee.  A director who attends a Board or committee meeting where formal minutes are taken, whether in person, or by telephone, is paid C$1,500 per meeting.  All reasonable expenses incurred by a director in attending meetings of the Board, committee meetings or shareholder meetings, together with all expenses properly and reasonably incurred by any director in the conduct of New Gold’s business or in the discharge of his duties as a director are paid by New Gold.

New Gold has a policy that stock option grants to non-executive directors shall not exceed 1% of the outstanding issued Common Shares; provided further that the maximum value of stock options which may be granted to each non-executive director shall not exceed C$100,000 in any fiscal year.  Of the stock options granted to non-executive directors, as at December 31, 2009, 1,102,540 options remain outstanding which equates to 0.3% of the outstanding issued Common Shares.

During the financial year ended December 31, 2009, an aggregate of $325,442 was paid in cash to the non-executive directors and New Gold granted an aggregate of 544,000 stock options to the non-executive directors.

Director Compensation Table

The following table provides information regarding compensation paid to New Gold’s non-executive directors during the financial year ended December 31, 2009.

Name	Fees earned ($)	Option-based awards ($) (1)	Total ($)
Clifford Davis (2)	5,256	nil	5,256
James Estey	51,685	86,973	138,658
Vahan Kololian (4)	35,479	86,973	122,452
Martyn Konig (4)	34,165	86,973	121,138
Pierre Lassonde	38,983	86,973	125,956
Craig Nelsen	44,677	86,973	131,650
Paul Sweeney (3)	45,115	86,973	132,088
Ian Telfer	42,925	86,973	129,898
Raymond Threlkeld (4)	27,157	86,973	114,130
TOTALS	325,442	695,784	1,021,266

(1)
Valued using the Black-Scholes stock option valuation methodology, which value is shown in this column. The value of these grants were calculated before the Company revised its volatility assumptions from 50% to 60% in the Black-Scholes valuation used for the purpose of determining the stock-based compensation expense.

(2)	Mr. Davis appointment to the Board expired effective June 1, 2009.
(3)	Mr. Sweeney resigned from the Board effective September 21, 2009.
(4)	Messrs. Konig, Kololian and Threlkeld were elected to the Board effective June 1, 2009.

The table below breaks down the non-executive directors’ compensation for the financial year ended December 31, 2009.

Name	Board Annual Retainer ($)	Committee Chair Retainer ($)	Committee Member Retainer ($)	Aggregate Board Attendance Fee ($)	Aggregate Committee Attendance Fee ($)	Total Fees ($)
Clifford Davis	nil	nil	nil	5,256	nil	5,256
James Estey	21,901	4,380	4,380	13,140	7,884	51,685
Martyn Konig	21,901	nil	4,380	3,942	3,942	34,165
Vahan Kololian	21,901	4,380	nil	3,942	5,256	35,479
Pierre Lassonde	21,901	nil	nil	11,826	5,256	38,983
Craig Nelsen	21,901	4,380	nil	13,140	5,256	44,677
Paul Sweeney	21,901	8,760	nil	10,512	3,942	45,115
Ian Telfer	21,901	nil	nil	11,826	9,198	42,925
Raymond Threlkeld	21,901	nil	nil	3,942	1,314	27,157
TOTALS	175,208	21,900	8,760	77,526	42,048	325,442

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each non-executive director outstanding as at December 31, 2009.

Outstanding Share-Based Awards and Option-Based Awards

Name	Grant Date	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Options subject to Vesting	Value of unexercised in-the-money options ($) (1)
Clifford Davis(3)	March 10, 2005 May 29, 2006 June 29, 2007 April 4, 2008 July 8, 2008	50,000 50,000 25,000 400,000 34,450	6.81 11.00 6.84 7.35 7.84	March 10, 2010 May 29, 2011 June 29, 2012 April 4, 2013 July 7, 2013	Fully vested Fully vested Fully vested Fully vested Fully vested	Nil Nil Nil Nil Nil
		559,450				Nil

Name	Grant Date	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Options subject to Vesting	Value of unexercised in-the-money options ($) (1)
James Estey	July 8, 2008 June 2, 2009	34,450 68,000	7.84 3.21	July 7, 2013 June 2, 2014	1/3 on July 8, 2010 1/3 each on June 2, 2010, 2011 and 2012	Nil 35,147
		102,450				35,147
Vahan Kololian	June 2, 2009	68,000	3.21	June 2, 2014	1/3 each on June 2, 2010, 2011 and 2012	35,147
		68,000				35,147
Martyn Konig	June 2, 2009	68,000	3.21	June 2, 2014	1/3 each on June 2, 2010, 2011 and 2012	35,147
		68,000				35,147
Pierre Lassonde	April 3, 2007 July 8, 2008 June 2, 2009	300,000 34,450 68,000	9.30 7.84 3.21	April 3, 2012 July 7, 2013 June 2, 2014	Fully vested 1/3 on July 8, 2010 1/3 each on June 2, 2010, 2011 and 2012	Nil Nil 35,147
		402,450				35,147
Craig Nelsen	March 5, 2005 May 23, 2006 May 24, 2007 July 8, 2008 June 2, 2009	22,500 45,000 21,240 34,450 68,000	1.82 3.38 5.63 7.84 3.21	March 10, 2010 May 23, 2011 May 24, 2012 July 7, 2013 June 2, 2014	Fully vested Fully vested Fully vested 1/3 on July 8, 2010 1/3 each on June 2, 2010, 2011 and 2012	39,028 16,557 Nil Nil 35,147
		191,190				90,732
Paul Sweeney(4)	December 22, 2005 May 29, 2006	50,000 50,000	7.04 11.00	December 22, 2010 May 29, 2011	Fully vested Fully vested	Nil Nil
		100,000				Nil
Ian Telfer	July 8, 2008 June 2, 2009	34,450 68,000	7.84 3.21	July 7, 2013 June 2, 2014	1/3 on July 8, 2010 1/3 each on June 2, 2010, 2011 and 2012	Nil 35,147
		102,450				35,147
Raymond Threlkeld	November 27, 2008 June 2, 2009	100,000 68,000	1.75 3.21	November 26, 2013 June 2, 2014	Fully vested (2) 1/3 each on June 2, 2010, 2011 and 2012	179,588 35,147
		168,000				214,735

(1)
Calculated using the closing price of the Common Shares on the TSX on December 31, 2009 of C$3.80 and subtracting the exercise price of in-the-money stock options.  The value shown in this column does not represent the actual value the individual director could receive.  The actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)	These options were originally granted by Western Goldfields Inc. and became fully vested as a result of the 2009 Business Combination.
(3)
In accordance with its discretion under the Plan, the Board resolved on April 9, 2009, that on his resignation from the Board, Mr. Davis’ outstanding stock options would vest immediately and that the expiry date for exercising any and all such options be extended to their original expiry date. Mr. Davis resigned from the Board effective June 1, 2009.

(4)
Options granted after the 2008 Business Combination were cancelled on December 31, 2009.  Options granted before the business combination are still outstanding. Mr. Sweeney resigned from the Board effective September 21, 2009.

The following table provides information regarding the value vested or earned of incentive plan awards for each non-executive director holding that position as at December 31, 2009.

Value Vested During the Financial Year Ended December 31, 2009

Name	Option-based awards – value vested during the year ($)(1)
Clifford Davis	Nil
James Estey	Nil
Vahan Kololian	Nil
Martyn Konig	Nil
Pierre Lassonde	Nil
Craig Nelsen	Nil
Paul Sweeney	Nil
Ian Telfer	Nil
Raymond Threlkeld	127,902(2)

(1)
Calculated using the closing price of the Common Shares on the TSX on the date the options vested and subtracting the exercise price of in-the-money stock options.  The value shown in this column does not represent the actual value the individual director could receive.  The actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)	These options were originally granted by Western Goldfields Inc. and became fully vested as a result of the 2009 Business Combination.

Directors’ and Officers’ Liability Insurance

The Company maintains a directors’ and officers’ liability insurance policy.  The policy provides coverage for costs incurred to defend and settle claims against directors and officers of the Company to an annual limit of $30 million with a $250,000 deductible per claim.  The cost of coverage for the financial year ended December 31, 2009 was approximately $376,200.  New Gold pays the policy premiums and no indemnity claims were made or became payable during the financial year ended December 31, 2009.

Loans to Directors

The Company does not make personal loans or extensions of credit to its directors or NEOs.  There are no loans outstanding from the Company to any of its directors or NEOs.

Retirement Policy for Directors

New Gold does not have a retirement policy for its directors.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides details of compensation plans under which equity securities of New Gold are authorized for issuance as of the financial year ended December 31, 2009.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)		Weighted-average price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (2)
Equity compensation plans approved by shareholders	15,324,152 63,042,212	options warrants	4.34 12.94	23,557,376
	78,366,364		11.25
Equity compensation plans not approved by shareholders	n/a		n/a	n/a
Total	78,366,364		11.25	23,557,376

(1)	Represents the number of Common Shares reserved for issuance upon exercise of outstanding stock options and outstanding warrants.
(2)
Based on the maximum number of Common Shares reserved for issuance upon exercise of stock options under New Gold’s stock option plan of 38,881,528 representing 10% of the number of Common Shares issued and outstanding as at December 31, 2009.

Stock Option Plans

In addition to the New Gold Inc. Stock Option Plan (2005) (as amended May 3, 2007) (“the Plan”), New Gold currently has three historical stock option plans relating to Metallica, Peak and Western Goldfields.

The Plan provides for the number of shares reserved for issuance under the Plan not to exceed 10% of New Gold’s issued and outstanding share capital at the time of any stock option grant on an “evergreen” (reloading) basis.  The Plan was approved by shareholders on May 4, 2005 and subsequently amended pursuant to the approval of shareholders on May 3, 2007 and approved June 17, 2008.  In accordance with the rules of the TSX, the Plan requires the approval of shareholders every three years.

The following is a summary of the principal terms of the Plan.  For the purpose of this summary, all capitalized terms shall have the meanings as set out in the Plan.  A copy of the Plan is available under New Gold’s profile on SEDAR at www.sedar.com.

1.
Stock options may be granted to directors, officers and Service Providers of New Gold (and any subsidiary of New Gold).  Under the Plan, the Board shall, without limitation, have full and final authority in their discretion but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind the rules and regulations relating to the Plan and to make all determinations deemed necessary or advisable in respect of the Plan.

2.
The issuance of stock options to acquire up to 10% of the outstanding capital of New Gold on an “evergreen” (reloading) basis is permitted.  Under the regulations of the TSX, “evergreen” means that as the outstanding capital of New Gold increases with each subsequent issuance of shares, the number of shares eligible to be granted under the Plan will increase to the 10% level and the percentage amounts of options exercised will automatically be reloaded into the 10% eligible under the Plan.

3.	The grant of an Option to any one Optionee who is an Insider and any Associate of such Insider shall not exceed 5% of the outstanding issue within a one-year period.

4.
The number of Shares issuable to any one Optionee under the Plan, together with all of New Gold’s other previously established or proposed share compensation arrangements, shall not exceed 5% of the total number of issued and outstanding shares on a non-diluted basis.

5.
The Option price at which an Optionee may purchase a Common Share upon exercise of a stock option will be as set out in the Option Agreement issued in respect of such Option and in any event will not be less than the Market Price of the Common Shares as of the Grant Date.  The Market Price of the Common Shares for a particular Grant Date will typically be the closing trading price of the Common Shares on the date immediately preceding the Grant Date, or otherwise in accordance with the terms of the Plan.

6.	The exercise price of Options granted under the Plan cannot be below the Market Price.

7.	There are no stock appreciation rights associated with Options granted under the Plan.

8.	There is no provision under the Plan to transform Options into stock appreciation rights.

9.
The Board has the authority to determine the term and vesting provisions of Options, provided that the term may not be longer than ten years.  The Expiry Date will mean either: (a) the date set by the Board under section 3.1 of the Plan, as the last date on which an Option may be exercised; or (b) if the date referred to in subsection 2.7(a) falls within a blackout period imposed on the Optionee by New Gold, or within ten business days thereafter, then that date which is the tenth business day after the end of such blackout period.  All Options issued as at the date of this Circular have terms from five to seven years and are either fully vested; or vest one-third on grant, one-third one year from grant and one-third two years from grant; or vest one-third one year from grant, one-third two years from grant and one-third three years from grant.

10.	The causes of cessation of entitlement are as follows:

(a)
Options held by an Optionee who ceases to be a director, officer or Service Provider of New Gold or a subsidiary of New Gold, due to his or her death or Disability or, in the case of an Optionee that is a company, the death or Disability of the person who provides management or consulting services to New Gold or any entity controlled by New Gold, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the Expiry Date, or such earlier date as may be prescribed by (i) the Board on the Grant Date, or (ii) the policies of the TSX;

(b)	Any outstanding Options held by Optionees who are terminated for cause will expire on the date of termination; and

(c)
Options held by an Optionee who ceases to be a director, officer, or Service Provider of New Gold or a subsidiary of New Gold, due to his or her retirement at the request of his or her employer earlier than the normal retirement date under New Gold retirement policy then in force, or due to his or her termination by New Gold other than for cause, or due to his or her voluntary resignation, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the Expiry Date or such shorter period as may be prescribed by (i) the Board on the Grant Date; or (ii) the policies of the TSX.

Certain employment agreements, as discussed in “Termination and Change of Control Benefits”, have different vesting and cessation provisions.

11.	Options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the Optionee in the event of the Optionee’s death.

12.
The Board has the authority to suspend, terminate or discontinue the Plan without shareholder approval but subject to any required regulatory approval.  Any amendment to the terms of the Plan will be subject to approval of the shareholders and disinterested shareholder approval in the case of amendments made to Insiders.  The Board (or any appointed committee) has authority, at any time, to make certain types of amendments to Options and the Plan, without further action by its shareholders, so as to:

(a)
ensure that the Options granted thereunder will comply with any provisions respecting Options in the income tax and other laws in force in any country or jurisdiction of which an Optionee to whom an Option has been granted may from time to time be resident or a citizen;

(b)	change vesting provisions of an Option or the Plan;

(c)	make a change in the termination provisions of an Option or the Plan or a change to the date on which an Option may be exercised which does not entail an extension beyond the original Expiry Date; and

(d)	make amendments to correct typographical or clerical errors and to add clarifying statements to ensure the intent and meaning of an Option or the Plan is properly expressed.

13.
The Plan shall be effective only upon the approval of the shareholders of New Gold given by way of an ordinary resolution, and subsequent approval of the Plan is required to be obtained on or before the third anniversary of the adoption of the Plan and thereafter on or before each successive three-year period. Options granted under this Plan before such approval shall only be exercised upon the receipt of such approval.

The Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option agreement.  The vesting schedule for each stock option will also be set out in the schedule attached to the option agreement.

In no case will a stock option be exercisable at a price less than the minimum price prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

Common Shares will not be issued pursuant to Options granted under the Plan until they have been fully paid for by the Optionee.

Options granted are determined by the Board or by a committee of the directors based on its review of the performance of the directors, officers and Service Providers.

As at April 6, 2010, there were 10,142,757 stock options issued and outstanding under the Plan, representing approximately 2.61% of New Gold’s issued and outstanding Common Shares.  Additional stock options may be granted as the outstanding capital of New Gold increases to the 10% level and the percentage amounts of options exercised will automatically be reloaded into the 10% eligible under the Plan.  The Plan is intended to provide the Board with the ability to issue Options to provide the directors, officers and Service Providers with long-term equity-based performance incentives which are a key component of New Gold’s executive compensation strategy.  New Gold believes it is important to align the interests of management and employees with shareholder interests and to link performance compensation to enhancement of shareholder value.  This is accomplished through the use of stock options whose value over time is dependent on market value.

As at April 6, 2010, a total of 388,335 options remain outstanding under the Metallica stock option plan (the “Metallica Plan”), which, as a result of the 2008 Business Combination are now exercisable for New Gold common shares.  No new options will be granted under the Metallica Plan.  The exercise price of the existing options ranges from C$1.58 to C$6.29. Options issued under this plan had a term not exceeding ten years and the last of the options issued under the Metallica Plan will expire on May 15, 2013. If a holder of an option ceases to be a service provider to New Gold (other than as a result of the death of such holder), such holder’s options terminate on the earlier of (i) 90 days after the holder ceases to be a service provider, and (ii) the original expiry date of the option; if a holder of an option dies while he or she is a service provider, such holder’s options terminate on the earlier of (i) one year after the date of death of the holder, and (ii) the original expiry date of the option.  Options may not be assigned or transferred, except by will or by the laws of descent and distribution.

As at April 6, 2010, a total of 2,464,667 options remain outstanding under the former Peak stock option plan (the “Peak Plan”), which, as a result of the 2008 Business Combination are now exercisable for Common Shares.  No new options will be granted under the Peak Plan.  The exercise price of the existing options ranges from C$6.20 to C$9.30. Options issued under this plan had a term not exceeding ten years and the last of the options issued under the Peak Plan will expire on March 20, 2013. If a holder of an option ceases to be a service provider to New Gold (other than as a result of the death of such holder), such holder’s options terminate on the earlier of (i) 90 days after the holder ceases to be a service provider, and (ii) the original expiry date of the option; if a holder of an option dies while he or she is a service provider, such holder’s options terminate on the earlier of (i) one year after the date of death of the holder, and (ii) the original expiry date of the option.  Options may not be assigned or transferred, except by will or by the laws of descent and distribution.

As at April 6, 2010, a total of 4,100,467 options remain outstanding under the former Western Goldfields stock option plan (the “Western Goldfields Plan”), which, as a result of the 2009 Business Combination are now exercisable for Common Shares.  No new options will be granted under the Western Goldfields Plan.  The exercise price of the existing options ranges from $0.34 to $3.28. Options issued under this plan had a term not exceeding seven years and the last of the options issued under the Western Goldfields Plan will expire on September 1, 2015. If a holder of an option ceases to be a service provider to New Gold (other than as a result of the death of such holder), such holder’s options terminate on the earlier of (i) 90 days after the holder ceases to be a service provider, and (ii) the original expiry date of the option; if a holder of an option dies while he or she is a service provider, such holder’s options terminate on the earlier of (i) one year after the date of death of the holder, and (ii) the original expiry date of the option.  Options may not be assigned or transferred, except by will or by the laws of descent and distribution.

CORPORATE GOVERNANCE PRACTICES

In June 2005, National Policy 58-201 Corporate Governance Guidelines (the “Governance Guidelines”) and National Instrument 58-101 Disclosure of Corporate Governance Practices (the “Governance Disclosure Rule”) were adopted by the securities regulatory authorities in Canada.  The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance practices.  The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its shareholders for the purpose of electing directors, specified disclosure of its corporate governance practices must be included in its management information circular.

New Gold and the Board recognize the importance of corporate governance to the effective management of New Gold and to the protection of its employees and shareholders.  New Gold’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of New Gold are effectively managed so as to enhance shareholder value.  The Board fulfills its mandate directly and through its committees at regularly scheduled meetings or as required.  Frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of New Gold’s affairs and in light of opportunities or risks which New Gold faces.  The directors are kept informed of New Gold’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

New Gold’s corporate governance practices have been, and continue to be, in compliance with applicable Canadian and United States requirements.  New Gold continues to monitor developments in Canada and the United States with a view to further revising its governance policies and practices, as appropriate.

The following is a description of New Gold’s corporate governance practices which has been prepared by the Corporate Governance and Nominating Committee and approved by the Board.

Board of Directors

Independence of the Board

A majority, six out of the nine members, of the Board are independent within the meaning of the Governance Guidelines.  Each of Messrs. Estey, Kololian, Konig, Lassonde, Nelsen and Telfer are independent for the purposes of the Board.  Mr. Gallagher is not independent as he is the President and Chief Executive Officer of New Gold.  Mr. Oliphant is not independent as he is the Executive Chairman of New Gold.  Mr. Threlkeld is not independent as he is the former President and Chief Executive Officer of Western Goldfields Inc., which is a subsidiary of New Gold.

To facilitate the functioning of the Board independently of management, the following processes are in place:

•
The Board has implemented a policy to hold in-camera meetings with the independent directors at the end of each Board meeting. The Chair of the Corporate Governance and Nominating Committee presides at such meetings.

•	At every Board meeting, members of management, including the President and Chief Executive Officer and Executive Chairman, are not present for the discussion and determination of certain matters.
•	Under the Company’s Articles, any one director may call a Board meeting.
•	The President and Chief Executive Officer’s and Executive Chairman’s compensation is considered, in their absence, by the Compensation Committee at least annually.
•	In addition to the standing committees of the Board, independent committees are appointed from time to time, when appropriate.

With the assistance of the Corporate Governance and Nominating Committee, the Board has considered the relationship to the Company of each of the Nominees for election by Shareholders and has determined that, as listed below, six of the nine directors are independent for the purposes of membership on the Board.

Nominee	Relationship	Reason for Non-Independent Status
James Estey	Independent	N/A
Robert Gallagher	Non-Independent	President and Chief Executive Officer
Vahan Kololian	Independent	N/A
Martyn Konig	Independent	N/A
Pierre Lassonde	Independent	N/A
Craig Nelsen	Independent	N/A
Randall Oliphant	Non-Independent	Executive Chairman
Ian Telfer	Independent	N/A
Raymond Threlkeld	Non-Independent	Former President and Chief Executive Officer of Western Goldfields Inc.

Chairman

The Board has appointed Randall Oliphant as its Executive Chairman.  As Mr. Oliphant is not independent, he works closely with the standing committees of the Board regarding items relating to compensation, finance and corporate governance.  Each of the Corporate Governance and Nominating Committee, Audit Committee and Compensation Committee are comprised entirely of independent directors.  The Executive Chairman must provide leadership to directors in discharging their duties including by:

(a)	promoting cohesiveness among the directors; and

(b)	being satisfied that the responsibilities of the Board and its committees are well understood by the directors.

The Executive Chairman must assist the Board in discharging its stewardship function, which includes:

(a)	leading, managing and organizing the Board consistent with the approach to corporate governance adopted by the Board from time to time;

(b)	satisfying itself as to the integrity of the executive officers of New Gold and ensuring that such executive officers created a culture of integrity throughout the organization;

(c)	strategic planning;

(d)	identifying and managing risks;

(e)	succession planning;

(f)	together with the Corporate Governance and Nominating Committee Chair, reviewing the committees of the Board, the Chairs of such committees and the charters of such committees; and

(g)
together with the Corporate Governance and Nominating Committee Chair, ensuring that the Board, committees of the Board, individual directors and executive officers of New Gold understand and discharge their duties and obligations under New Gold’s system of corporate governance.

In connection with meetings of the directors, the Executive Chairman is responsible for the following (in consultation with the Corporate Governance and Nominating Committee Chair, as appropriate):

(a)	scheduling meetings of the directors;

(b)	coordinating with the Chairs of the committees of the Board to schedule meetings of the committees;

(c)	reviewing items of importance for consideration by the Board;

(d)
ensuring that all business required to come before the Board is brought before the Board, such that the Board is able to carry out all of its duties to manage or supervise the management of the business and affairs of New Gold;

(e)	setting the agenda for meetings of the Board;

(f)	monitoring the adequacy of materials provided to the directors by management in connection with the directors' deliberations;

(g)	ensuring that the directors have sufficient time to review the materials provided to them and to fully discuss the business that comes before the Board;

(h)	presiding over meetings of the directors; and

(i)	encouraging free and open discussion at meetings of the Board (it is also policy that in-camera meetings will be held with the independent directors at the end of each Board meeting).

Meetings of the Board and Committees of the Board

The Board meets a minimum of four times per year, including every quarter and following the annual general meeting of New Gold’s shareholders.  Typically, each committee of the Board meets at least twice each year or more frequently as deemed necessary by the applicable committee.  The frequency of the meetings and the nature of the meeting agendas depend on the nature of the business and affairs which New Gold faces from time to time.  During the financial year ended December 31, 2009, the Board met ten times, the Audit Committee met five times, the Compensation Committee met four times and the Corporate Governance and Nominating Committee and the Health, Safety, Environment and Sustainability Committee each met twice.  The following table provides details regarding director attendance at Board and committee meetings held during the financial year ended December 31, 2009.  Note that the numbers represent meetings over the seven months following the 2009 Business Combination for all directors except James Estey, Robert Gallagher, Pierre Lassonde, Craig Nelsen and Ian Telfer.

Director	Board	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee	Health, Safety, Environment and Sustainability Committee
James Estey	10 out of 10	5 out of 5	n/a	2 out of 2	n/a
Robert Gallagher (1)	10 out of 10	n/a	n/a	n/a	n/a
Vahan Kololian(2)	3 out of 3	2 out of 2	2 out of 2	n/a	1 out of 1
Martyn Konig(2)	3 out of 3	3 out of 3	n/a	1 out of 1	n/a
Pierre Lassonde	9 out of 10	1 out of 2	3 out of 4	n/a	n/a
Craig Nelsen(3)	10 out of 10	n/a	2 out of 2	1 out of 1	1 out of 1
Randall Oliphant (1) (2)	3 out of 3	n/a	n/a	n/a	n/a
Ian Telfer	9 out of 10	n/a	4 out of 4	2 out of 2	1 out of 1
Raymond Threlkeld(2)	3 out of 3	n/a	n/a	n/a	1 out of 1

(1)	Mr. Gallagher and Mr. Oliphant are not members of any committee of the Board.
(2)	Director since June 1, 2009.
(3)	After the 2009 Business Combination, Mr. Nelsen was no longer a member of the Compensation Committee or the Corporate Governances and Nominating Committee.

Directors’ Attendance Policy

As set out in the Board Mandate (available on New Gold’s website at www.newgold.com and attached to this Circular), Board members are expected to attend all meetings of the Board in person or by phone and to have reviewed in advance Board materials and be prepared to discuss such materials.

Independent Directors’ Meetings

The Board has implemented a policy to hold in-camera meetings of the independent directors at the end of each Board meeting. The Chair of the Corporate Governance and Nominating Committee will preside at such meetings. In addition, at every Board meeting, members of management, including the President and Chief Executive Officer and Executive Chairman, are not present for the discussion and determination of certain matters.

During the financial year ended December 31, 2009, all five of the Audit Committee meetings and one Compensation Committee Meeting held an in-camera session without Messrs. Gallagher or Oliphant or other members of management in attendance.

Other Public Company Directorships/Committee Appointments

The following table provides details regarding directorships and committee appointments held by New Gold’s directors in other public companies.  None of the directors of New Gold serve together as directors on the boards of other public companies, except Messrs. Oliphant and Lassonde who are both on the board of Franco-Nevada Corporation.

Director	Other Public Company Directorships	Other Public Company Committee Appointments

James Estey	Nil	Compensation Committee Corporate Governance Committee

Robert Gallagher	Nil	n/a

Director	Other Public Company Directorships	Other Public Company Committee Appointments

Vahan Kololian	Manicouagan Minerals Inc. (since 2001)	Chairman of the Audit Committee Compensation Committee

Martyn Konig	European Goldfields Limited	Executive Chairman of the Board

Pierre Lassonde	Franco-Nevada Corporation (since 2007)	n/a

Craig Nelsen	Avanti Mining Inc. (since 2007)	n/a

Randall Oliphant	Silver Bear Resources Inc. Franco-Nevada Corporation WesternZagros Resources Ltd.	n/a Audit Committee Audit Committee and Corporate Governance Committee
Ian Telfer	Goldcorp Inc. (since 2005) Uranium One Inc. (since 2005)	Chairman of the Board Chairman of the Board Compensation Committee Corporate Governance and Nominating Committee
Raymond Threlkeld	Rainy River Resources Ltd.	n/a

The Board has determined that the simultaneous service of some of its directors on other audit committees does not impair the ability of such directors to effectively serve on New Gold’s Audit Committee.

Position Descriptions

The Board has developed a written position description for the Executive Chairman as detailed in the Board’s written mandate.  The Chair of each Board committee acts within the parameters set by their respective committee mandates.  The Board and the President and Chief Executive Officer have developed a written position description for the President and Chief Executive Officer.

Board Mandate

A copy of the Board’s written mandate, which sets out the responsibilities and duties of the directors, is attached as Schedule “A”.

Succession planning for Chief Executive Officer

The Compensation Committee is responsible for preparing an annual report to the Board on succession planning which generally includes policies and principles for Chief Executive Officer selection and performance review, as well as policies regarding succession in the event of an emergency or the retirement of the Chief Executive Officer.

The entire Board is responsible for working with the Compensation Committee to evaluate and nominate potential successors to the Chief Executive Officer, as necessary.

In November 2009, the Compensation Committee reviewed the succession plans for the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer.  This review included analysis of the risk of each executive officer leaving New Gold and identifying potential successors (including the readiness of the potential successors to assume the responsibilities of the relevant role).  The Compensation Committee reviews the succession plan on an annual basis.

Orientation and Continuing Education

The Chief Executive Officer, in conjunction with the Chair of the Corporate Governance and Nominating Committee, is responsible for ensuring that new directors are provided with an orientation and education program that includes, among other things, information about the duties and obligations of directors (including copies of the Board mandate, committee charters and Company policies), the business and operations of the Company and documents from recent Board meetings.

In regard to ongoing director education, the Chair of the Corporate Governance and Nominating Committee, in conjunction with the Executive Chairman, is responsible for ensuring that:

•	all directors receive updates to Company policy documents and applicable TSX or NYSE Amex listing polices;
•	regular discussions relating to corporate governance issues and directors’ duties are conducted at Board meetings;
•	the Company’s policies are reviewed and updated by the Board as new rules or circumstances dictate; and
•	appropriate funding is allocated to directors to attend seminars or conferences relevant to their position as directors of the Company.

All directors are expected to pursue educational opportunities as appropriate to enable them to perform their duties as directors and are encouraged to visit one of the Company’s operating sites at least once every two years.  In November 2009, all of the directors visited the New Afton project in Kamloops, B.C., Canada.   Directors have full and free access to officers and employees of the Company and may arrange meetings either directly or through the President and Chief Executive Officer.  Management provides briefings to directors with respect to the business and operations of the Company at every regularly scheduled Board meeting.

Code of Business Conduct and Ethics

The Company has had a written code of ethics and expectations for business conduct (the “Code”) for the directors, officers and employees of New Gold and its subsidiaries.  The Board adopted several non-substantive and administrative amendments to the Code on March 4, 2010.  A copy of the Code is available under New Gold’s profile on SEDAR at www.sedar.com and is posted on New Gold’s website at www.newgold.com.

All directors, officers and employees are expected to comply with the Code and sign off annually on the Code, which reaffirms the Company’s high standards of business conduct. The Code is part of New Gold’s continuing effort to ensure that it complies with all applicable laws, has an effective program to prevent and detect violations of law, and conducts its business with fairness, honesty and integrity.

The Board monitors compliance with the Code. Under the Code, any officer, director or employee of New Gold who suspects a violation of a law, regulation or the Code itself is obliged to report it to the Chair of the Audit Committee.

In the unlikely event of a waiver any such waivers of the Code for directors or NEOs must be approved by the Audit Committee and such waiver will be promptly disclosed to shareholders as required by law.  The Board has not granted any waiver of the Code in favour of a director or NEO during 2009 or during the past 12 months and accordingly no material change report has been required.

Directors with an interest in a material transaction are required to declare their interest and abstain from voting on such transactions.

A thorough discussion of the documentation related to a material transaction is required for review by the Board, particularly independent directors.

Whistleblower Policy

New Gold has adopted a Whistleblower Policy which allows its directors, officers and employees who feel that a violation of the Code has occurred, or who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters, to report such violation to the Chair of the Audit Committee in writing through an external Report It Hotline, by email or online.  Concerns will be reviewed as soon as possible by the Audit Committee in the manner deemed to be appropriate based upon the merits of the submission and with the assistance and direction of whomever the Audit Committee deems appropriate.

Nomination of Directors

The Board has established a Corporate Governance and Nominating Committee, the three members of which are independent directors.  As noted in more detail below, the mandate of the Corporate Governance and Nominating Committee establishes the criteria for Board membership, including recommending composition of the Board.  While the Corporate Governance and Nominating Committee has the primary responsibility for identifying prospective Board members, all qualified candidates proposed are considered as well.

To encourage an objective nominating process, the Corporate Governance and Nominating Committee, in considering potential Board nominees, takes into account a number of factors, which may include the current composition of the Board, the ability of the individual candidate to contribute on an overall basis, the ability of the individual to contribute sufficient time and resources to the Board, the current and future needs of New Gold, the individual’s direct experience with public companies in general and mining companies in particular as well as the individual’s skills and knowledge and the skills and knowledge of existing members of the Board.

The overall purpose of the Corporate Governance and Nominating Committee is to:

•	provide a focus on corporate governance that will enhance corporate performance;
•	assist New Gold in its corporate governance responsibilities under applicable law;
•	establish criteria for Board and committee membership;
•	recommend composition of the Board and its committees; and
•	as circumstances arise, assess directors’ performance.

The Corporate Governance and Nominating Committee uses the following process for identifying and nominating highly qualified and dedicated director candidates for election to the Board:

•
the Executive Chairman, the Chair of  the committee or other members of the Board identify the need to add new Board members, with careful consideration of the mix of qualifications, skills and experience represented on the Board;

•	the committee coordinates the search for qualified candidates with input from management and other Board members;
•	the committee may engage a candidate search firm to assist in identifying potential nominees, if it deems such engagement necessary and appropriate;
•	selected members of management and the Board will interview prospective candidates;
•
the committee will recommend a nominee and seek full Board endorsement of the selected candidate, based on its judgment as to which candidate will best serve the interests of the Company’s shareholders;

•	the committee may, to the extent it deems appropriate, consult with significant shareholders of the Company or other shareholders as part of the process of nominating new directors; and
•	the committee will consider any candidates submitted by shareholders on the same basis as any other candidate.

Any shareholder with a nomination should submit such candidate’s name, along with a curriculum vitae or other summary of qualifications, experience and skills to the Company’s Corporate Secretary.

Committees of the Board

The Board has the following four standing committees:

•	the Audit Committee;
•	the Compensation Committee;
•	the Corporate Governance and Nominating Committee; and
•	the Health, Safety, Environment and Sustainability Committee.

All of the committees are independent of management and report directly to the Board.  All of the committees are comprised of independents directors except the Health, Safety, Environment and Sustainability Committee which is comprised of a majority of independent directors. From time to time, when appropriate, ad hoc committees of the Board may be appointed by the Board.  The current membership of each standing committee of the Board is as follows:

•	Audit Committee (all independent) – James Estey (Chair), Vahan Kololian and Martyn Konig.
•	Compensation Committee (all independent) – Vahan Kololian (Chair), Pierre Lassonde and Ian Telfer.
•	Corporate Governance and Nominating Committee (all independent) – James Estey (Chair), Martyn Konig and Ian Telfer.
•	Health, Safety, Environment and Sustainability Committee (majority independent) – Craig Nelsen (Chair), Vahan Kololian and Raymond Threlkeld.

Audit Committee

The Audit Committee’s primary function is to assist the Board in fulfilling its oversight responsibilities with respect to accounting and financial reporting processes, the financial integrity of the financial statements of New Gold, compliance with legal and regulatory requirements, the overall adequacy and maintenance of the systems of internal controls that management has established and the overall responsibility for New Gold’s external and internal audit processes including the external auditor’s qualifications, independence and performance.

Further information regarding the Audit Committee is contained in New Gold’s annual information form (the “AIF”) dated March 26, 2010 under the heading “Audit Committee” and a copy of the Audit Committee charter is attached to the AIF as Schedule “A”.  The AIF is available under New Gold’s profile on SEDAR at www.sedar.com and as an exhibit to New Gold’s Form 40-F at www.sec.gov.

Compensation Committee

As described under the heading “Role of the Compensation Committee”, the purpose of the Compensation Committee is to implement and oversee human resources and compensation policies approved by the Board.

Corporate Governance and Nominating Committee

As described under the heading “Nomination of Directors” above, the purpose of the Corporate Governance and Nominating Committee is to establish criteria for Board and committee membership, to recommend composition of the Board and its committees and, as circumstances arise, to assess directors’ performance.

Health, Safety, Environment and Sustainability Committee

The overall purpose of the Health, Safety, Environment and Sustainability Committee is to review and monitor the health, safety, environmental and sustainable development policies of New Gold on behalf of the Board.  The committee may investigate any activity of New Gold that relates to sustainable development and community development, environment, health and safety.  The committee will have access to such officers and employees of New Gold and to independent consultants and advisors, and to such information respecting New Gold as it considers necessary in order to perform its duties and responsibilities.

Board Assessments

The Corporate Governance and Nominating Committee, in conjunction with the Board, is responsible for reviewing, on an annual basis, the role of the Board, the terms of reference of each Board committee and the methods and processes by which the Board fulfills its duties and responsibilities.

In March 2010, the committee solicited comments from each director regarding the performance of the Board and each Board committee, as well as individual director performance, using an evaluation questionnaire.  The Corporate Governance and Nominating Committee is responsible for overseeing the evaluation process, discussing the results, and preparing a final report with recommendations to the Board.

The Board does not consider it appropriate or necessary to limit the number of terms a director may serve due to the time and effort necessary for each director to become familiar with the business of the Company. As an alternative to term limits, the Corporate Governance and Nominating Committee is responsible for reviewing director performance and the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board and identifying any perceived needs on an annual basis. This is primarily achieved through the evaluation questionnaire described above.

The Board assesses the President and Chief Executive Officer’s effectiveness in attaining New Gold’s corporate objectives, budgets and milestones.

CONTACTING THE BOARD OF DIRECTORS

Shareholders and other interested parties may communicate directly with the Board by writing to the Corporate Secretary, New Gold Inc., 3110 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, Canada.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of New Gold’s directors, executive officers or employees, or former directors, executive officers or employees, nor any associate of such individuals, is as at the date hereof, or has been, during the financial year ended December 31, 2009, indebted to New Gold or its subsidiaries in connection with a purchase of securities or otherwise.  In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of New Gold or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No (a) director or executive officer of New Gold who has held such position at any time since January 1, 2009; (b) proposed nominee for election as a director of New Gold; or (c) associate or affiliate of a person in (a) or (b) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described elsewhere in this Circular or in documents incorporated by reference, since January 1, 2009, no informed person of New Gold, nominee for election as a director of New Gold, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect New Gold or any of its subsidiaries.

ANY OTHER MATTERS

Management of New Gold knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular.  However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information regarding New Gold and its business activities is available on SEDAR at www.sedar.com under New Gold’s profile, at the United States Securities and Exchange Commission’s website at www.sec.gov and on New Gold’s website at www.newgold.com.  New Gold’s financial information is provided in New Gold’s annual financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on SEDAR at the location noted above and on the United States Securities and Exchange Commission’s website at the location noted above. Shareholders may also contact the Corporate Secretary of New Gold by phone at (604) 696-4100 or by email at info@newgold.com to request copies of these documents which will be provided free of charge.

DIRECTORS’ APPROVAL

The contents of this management information circular and its distribution to the shareholders of New Gold have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Robert Gallagher

Robert Gallagher
President and Chief Executive Officer

Vancouver, British Columbia
April 7, 2010

Board of Directors Mandate

1.	Introduction

The Board of Directors (the “Board”) has the responsibility for the overall stewardship of the conduct of the business of New Gold Inc. (the “Company”) and the activities of management, which is responsible for the day-to-day conduct of the business.  The Board’s fundamental objectives are to enhance and preserve long-term shareholder value, to ensure that the Company meets its obligations on an ongoing basis and that the Company operates in a reliable and safe manner.  In performing its functions, the Board should also consider the legitimate interests its other stakeholders such as employees, customers and communities may have in the Company.  In overseeing the conduct of the business, the Board, through the Chief Executive Officer and Executive Chairman, shall set the standards of conduct for the Company.

2.	Procedures and Organization

The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself.  The Board retains the responsibility for managing its own affairs including selecting its Chair, nominating candidates for election to the Board and constituting committees of the Board.  Subject to the Articles of the Company and the British Columbia Business Corporations Act (the “Act”), the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.  The Corporate Secretary of the Company shall have the responsibility for taking minutes of all meetings of the Board and for circulating drafts of such minutes to the directors promptly following each meeting.  The Corporate Secretary of the Company shall present draft minutes from the previous meeting containing the comments and corrections received from the directors at the next succeeding Board meeting for approval and execution.

3.	Duties and Responsibilities

The Board’s principal duties and responsibilities fall into a number of categories which are outlined below.

3.1.	Legal Requirements

a.	The Board has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained;

b.	The Board has the statutory responsibility to:

i.	manage or, to the extent it is entitled to delegate such power, to supervise the management of the business and affairs of the Company by the senior officers of the Company;

ii.	act honestly and in good faith with a view to the best interests of the Company;

iii.	exercise the care, diligence and skill that reasonable, prudent people would exercise in comparable circumstances; and

iv.
act in accordance with its obligations contained in the Act and the regulations thereto, the Company’s Articles, securities legislation of each province and territory of Canada, and other relevant legislation and regulations.

3.2.	Independence

The Board has the responsibility to ensure that appropriate structures and procedures are in place to permit the Board to function independently of management, including endeavouring to have a majority of directors who are “independent” as defined by National Instrument 58-101.

3.3.	Strategy Determination

The Board has the responsibility to ensure, at least annually, that there are long-term goals and a strategic planning process in place for the Company and to participate with management directly or through its committees in developing and approving the mission of the business of the Company and the strategic plan by which it proposes to achieve its goals, which strategic plan takes into account, among other things, the opportunities and risks of the Company’s business.

3.4.	Managing Risk

The Board has the responsibility to identify and understand the principal risks of the business in which the Company is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to ensure that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Company.

3.5.	Division of Responsibilities

The Board has the responsibility to:

a.	appoint and delegate responsibilities to committees where appropriate to do so; and

b.	develop position descriptions for:

i.	the Board;

ii.	the Chair of the Board;

iii.	the Chief Executive Officer; and

iv.	the Chief Financial Officer.

c.
ensure that the Company’s officers and the directors of the Company’s subsidiaries, if any, are qualified and appropriate in keeping with the Company’s Corporate Governance Policies and that they are provided with copies of the Company’s policies for implementation by the subsidiaries.

To assist it in exercising its responsibilities, the Board hereby establishes four standing committees of the Board:  the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Sustainability, Environment, Health and Safety Committee.  The Board may establish other standing committees from time to time which will function in accordance with its mandate.

Each committee shall have a written mandate that clearly establishes its purpose, responsibilities, members, structure and functions.  Each mandate shall be reviewed by the Board at least annually.  The Board is responsible for appointing the committee members.

3.6.	Appointment, Training and Monitoring Senior Management

The Board has the responsibility:

a.
to appoint the Chief Executive Officer, to monitor and assess the Chief Executive Officer’s performance, to satisfy itself as to the integrity of the Chief Executive Officer, and to provide advice and counsel in the execution of the Chief Executive Officer’s duties;

b.	to develop or approve the corporate goals or objectives that the Chief Executive Officer is responsible for;

c.	to approve the appointment of all corporate officers, acting upon the advice of the Chief Executive Officer and to satisfy itself as to the integrity of such corporate officers;

d.
to ensure that adequate provision has been made to train and develop management and for the orderly succession of management and to ensure that all new directors receive a comprehensive orientation, fully understand the role of the Board and its committees, the nature and operation of the Company’s business and the contribution that individual directors are required to make;

e.	to create a culture of integrity throughout the Company;

f.	to ensure that management is aware of the Board’s expectations of management;

g.	to set out expectations and responsibilities of directors including attendance at meetings and review of meeting materials; and

h.	to avail itself collectively and individually of the open access to the Company’s senior management and to advise the Chair of the Board of significant matters discussed.

3.7.	Policies, Procedures and Compliance

The Board has the responsibility:

a.	to ensure that the Company operates at all times within applicable laws, regulations and ethical standards; and

b.	to approve and monitor compliance with significant policies and procedures by which the Company is operated.

3.8.	Reporting and Communication

The Board has the responsibility:

a.	to ensure the Company has in place policies and programs to enable the Company to communicate effectively with its shareholders, other stakeholders and the public generally;

b.	to ensure that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

c.	to ensure the timely reporting of developments that have a significant and material impact on the value of the Company;

d.	to report annually to shareholders on its stewardship of the affairs of the Company for the preceding year;

e.	to develop appropriate measures for receiving shareholder feedback; and

f.	to develop the Company’s approach to corporate governance and to develop a set of corporate governance principles and guidelines.

3.9.	Monitoring and Acting

The Board has the responsibility:

a.	to monitor the Company’s progress towards it goals and objectives and to revise and alter its direction through management in response to changing circumstances;

b.	to take action when performance falls short of its goals and objectives or when other special circumstances warrant;

c.	to ensure that the Company has implemented adequate control and management information systems which ensure the effective discharge of its responsibilities; and

d.	to make regular assessments of the Board’s, its committees and each individual director’s effectiveness and contribution.

3.10.	Membership and Composition

The Board has the responsibility to determine:

a.	its appropriate size and composition;

b.
the relevant criteria for proposed additions to the Board, having regard to areas of required expertise and the need for independent directors, as that term is defined in National Instrument 58-101 “Disclosure of Corporate Governance Practices” and the rules of the applicable exchanges;

c.	the maximum number of boards or other engagements considered appropriate for directors, having regard to whether they are independent directors or members of management;

d.	any appropriate age for retirement of directors;

e.	the recommended compensation of directors to be proposed to the Compensation Committee for review and advice; and

f.
the number of meetings of the Board to be held each year and the time and place of such meetings; provided that the Board shall meet at least on a quarterly basis, and the independent directors shall meet on a regular basis as often as necessary to fulfill their responsibilities including at least annually in executive session without the presence of non-independent directors or management.

Members are expected to attend all meetings of the Board in person or by phone and to have reviewed in advance board materials and be prepared to discuss such materials.

3.11.	Self-Assessment

Members of the Board will be required annually to assess their own effectiveness as directors and the effectiveness of the Board in conjunction with the Company’s Directors and Officers insurance requirements.

3.12.	Third Party Advisors

The Board, and any individual director with the approval of the Board, may retain at the expense of the Company independent counsel and advisors in appropriate circumstances.

4.	Chair of the Board

The Chair of the Board with the assistance of the Chair of the Corporate Governance and Nominating Committee will provide leadership to directors in discharging their duties as set out in this Charter, including by:

a.	leading, managing and organizing the Board consistent with the approach to corporate governance adopted by the Board from time to time;

b.	promoting cohesiveness among the directors; and

c.	being satisfied, that the responsibilities of the Board and its committees are well understood by the directors.

The Chair will assist the Board in discharging its stewardship function, which includes:

a.	leading, managing and organizing the Board consistent with the approach to corporate governance adopted by the Board from time to time;

b.	satisfying itself as to the integrity of the senior officers of the Corporation and ensuring that such senior officers created a culture of integrity throughout the organization;

c.	strategic planning;

d.	identifying and managing risks;

e.	succession planning;

f.	together with the Corporate Governance and Nominating Committee Chair, reviewing the Committees of the Board, the Chairs of such Committees and the charters of such Committees; and

g.
together with the Corporate Governance and Nominating Committee Chair, ensuring that the Board, committees of the Board, individual directors and senior management of the Company understand and discharge their duties and obligations under the Company’s system of corporate governance.

In connection with meetings of the directors, the Chair shall be responsible for the following (in consultation with the Corporate Governance and Nominating Committee Chair, as appropriate):

a.	scheduling meetings of the directors;

b.	coordinating with the Chairs of the committees of the Board to schedule meetings of the committees;

c.	reviewing items of importance for consideration by the Board;

d.
ensuring that all business required to come before the Board is brought before the Board, such that the Board is able to carry out all of its duties to manage or supervise the management of the business and affairs of the Company;

e.	setting the agenda for meetings of the Board;

f.	monitoring the adequacy of materials provided to the directors by management in connection with the directors' deliberations;

g.	ensuring that the directors have sufficient time to review the materials provided to them and to fully discuss the business that comes before the Board;

h.	presiding over meetings of the directors; and

i.	encouraging free and open discussion at meetings of the Board.

The Corporate Governance and Nominating Committee will annually review and reassess the adequacy of this Mandate and submit any recommended changes to the Board for approval.

Amended and approved by the Board on March 4, 2010

Reviewed and ratified by the Board on March 12, 2009

Adopted by the Board on July 8, 2008